This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information in this registration statement is subject to completion or amendment.

         As filed with the Securities and Exchange Commission on September 21, 1999.

--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                 AMENDMENT NO. 1

                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  ---------------------------------------------
                                ALOTTAFUN!, INC.
                  ---------------------------------------------
               (Exact Name of Registrant As Specified in Charter)

        Delaware                                        39-1765590
-----------------------------                           ----------
(State or jurisdiction of                  (I.R.S. Employer Identification No.)
incorporation or organization)



         141 N. Main Street, Suite 207, West Bend,  Wisconsin            53095
         ----------------------------------------------------            -----
               (Address of principal executive offices)               (Zip Code)

       Registrant's telephone number, including area code: (414) 334-4500

        Securities to be registered pursuant to Section 12(b)of the Act:

     Title of each class                         Name of each exchange on which
     To be so registered                         Each class is to be registered

             N/A                                              N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock ($.01 par value)

                                (Title of Class)


                         Total Number of Pages: _____
                         Index to Exhibits at Page: _____

                                TABLE OF CONTENTS

                                     PART I
                                                                        PAGE NO.
                                                                        --------
         ITEM 1.  Description of Business                                      4
                                    Overview                                   4
                                    The Toy Industry                           5
                                    Electronic Commerce                        5
                                    Business Strategy                          7
                                    Products                                   9
                                    Sales, Marketing and Distribution         10
                                    Manufacturing                             11
                                    Intellectual Property                     12
                                    Competition                               12
                                    Legal Proceedings                         14
                                    Seasonality                               14
                                    Government and Industry Regulation        14
                                    Product Liability Insurance               14
                                    Employees                                 15
         ITEM 2.  Management's Discussion and Analysis                        16
                                    Selected Financial Data                   16
                Management's Discussion and Analysis of Financial
                     Condition and Results of Operations                      16
                                    General                                   17
                                    Results of Operations                     18
                                    Liquidity and Capital Resources           20
         ITEM 3.  Description of Property                                     24
         ITEM 4.  Security Ownership of Certain Beneficial Owners and
                                    Management                                24
         ITEM 5.  Directors, Executive Officers, and Key Employees            25
                                    Business Experience of Executive Officers
                                     and Directors                            25
                                    Board of Directors                        26
                                    Key Employees                             26
         ITEM 6.  Executive Compensation                                      27
                                    Summary Compensation Table                27
                                    Employment and Other Agreements           27
                                    Company's Incentive Stock Option Plan     28
                                    Directors Compensation                    28
         ITEM 7.  Certain Relationships and Related Transactions              28
         ITEM 8.  Description of Securities                                   30
                                    Common Stock                              30
                                    Preferred Stock                           31
                                    Warrants                                  32

                                     PART II

         ITEM 1.  Market Price of and Dividends on the Registrant's Common
                                    Equity and Other Shareholder Matters      33
                                    Market Price of Registrant's Common Stock 33
                                    Dilution and Absence of Dividends         34

         ITEM 2.  Legal Proceedings                                           35
         ITEM 3.  Changes In and Disagreements With Accountants on
                                    Accounting and Financial Disclosure       36
         ITEM 4.  Recent Sales of Unregistered Securities                     37
         ITEM 5.  Indemnification of Officers and Directors                   39

                                                                        PAGE NO.
                                                                        --------

                                    PART F/S

         Financial Statements and Supplementary Data                          40

                                    PART III

         ITEM 1.  Index to Exhibits                                           41
         ITEM 2.  Description of Exhibits                                     41

ITEM 1.   DESCRIPTION OF BUSINESS


Overview

We were originally established in July 1993 as a distributor, and marketer of collectible toys and candy products for children between the ages of three and twelve years old. We have marketed products that include tea sets, games, puzzles, books, plush toys, purses, ride-on cars, and unique surprise boxes and collectible toys that contain gum and candy, collectible toys, trading cards, milk caps (pogs), comic strips, tattoos, stickers, and various promotional inserts. In May 1999, Alottafun! joint ventured with E-Commerce Fulfillment, LLC. which has a contract with M.W Kasch, an independent U.S. toy distributor, to launch an e-commerce Internet portal called TOYPOP.COM. The Joint venture is owned 33.3% by E-Commerce Fulfillment and 67.7% by Alottafun!, Inc. E-Commerce Fulfillment (ECF) is wholly owned by Jeffrey C. Kasch, President of M.W. Kasch Company. ECF's responsibilities and obligations include selling toy products to the joint venture, at prices which do not exceed the prices charged to ECF's typical customers. ECF will provide sufficient quantities of its products based on regular availability. ECF will also merchandise the toys on the Web site and make decisions as to which toys to highlight as special buys, promote, or present as a `hot' toy. M.W. Kasch Company will warehouse and provide fulfillment to ECF on an ongoing basis. The relationship between M.W. Kasch Company and ECF is exclusive as far as ECF is concerned, but not exclusive with regard to M.W. Kasch. M.W. Kasch is free to sell any and all other retailers, electronic or otherwise. The non-exclusive nature of this joint venture may negatively impact our E-commerce business prospects. There is no assurance that we will be successful in our toy-electronic business venture. The role of Alottafun! is to manage marketing strategies, and to provide the electronic mediums for the sale, customer support, and fulfillment of products that the joint venture purchases. Toy sales through the Internet represented the fastest growing segment of online sales during the last quarter of 1998. According to Media Metrix, an Internet market research firm, toy electronic commerce is expected to generate $1.5 billion in sales by 2003. This toy electronic commerce is the segment in which we will conduct the majority of our business. There is no assurance that we will be successful in marketing and distributing toys through electronic commerce. If we experience any difficulties regarding the development of our Internet site, our future business prospects will be adversely affected.

We have implemented the second phase of our web-site development with the launch of our e-commerce site on September 21, 1999. We have contracted with three software development companies to complete all the phases of the web site. The first phase of our site was completed in August 1999 and we conducted beta testing until the grand opening on September 21, 1999. The Web-site e-commerce development program, when fully completed, is expected to cost about $300,000 and we further expect to spend about $500,000 to initially market the site for Christmas 1999. To date, we have funded our Web-site e-commerce development with working capital provided by the sales of our securities and borrowings. However, there is no assurance that these working capital reserves will be sufficient to complete, launch, and market our e-commerce site. Furthermore, there is no assurance that we will be able to raise additional funds through securities sales and borrowings in the future.

We will be using industry standard software and systems to process orders and to protect the security of our customers. We are implementing a broad array of scaleable site management, search, customer, interaction, and systems used to process customers' orders and payments. These services and systems use a combination of technologies developed by our software developers and are commercially available, licensed technologies.

Our systems will be designed to reduce downtime in the event of outages.- they provide 24-hour-a-day, seven-day-a-week availability. Our system hardware will be hosted at a third party facility in Vancouver, Canada, which provides redundant communications lines and emergency power back up.

We plan a series of acquisitions to strengthen and expand our current product lines. Mother Hubbard Toys (now Hearthside Treasures ) was acquired in June 1998 to provide high quality tea sets, cook n' serve sets, continental cookware sets, and food sets to children between the ages of three to five years old. This acquisition presents us with an opportunity to expand our distribution in this growing segment of the toy industry. Mother Hubbard Toys was founded in 1997.

The terms of our agreement with Mother Hubbard's Toys calls for Alottafun! to pay its previous owner, Gerald Waak, the principal of Vagabond Associates, a royalty payment for years 1999 through years 2001. We had no prior affiliation with the seller prior to this acquisition. Prior to our acquisition, Mother Hubbard had approximately $35,000 in sales in 1998 and no sales prior to that date.

We continue to seek acquisitions of companies that market basic toy products, however, we have no pending or contemplated acquisitions. If we are presented with appropriate opportunities, we intend to make investments in complementary companies, products or technologies. We could have difficulty in assimilating the acquired technology or products into our operations which could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur further debt or issue more equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders.

Most of our products are relatively simple and inexpensive toys. We believe that these products have proven to have enduring appeal and are less subject to general economic conditions, toy product fads and trends, changes in retail distribution channels and other factors. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing.

We sell our products through our in-house sales staff and independent sales representatives. Our in-house sales organization is solely our Vice-President of Sales. He manages a network of 16 Sales Representative throughout the United States and Canada. We are not materially dependent upon the sales of any one representative. Purchasers of our products include grocery, drug, variety, video, mass merchandisers and specialty outlets, although revenues from toy product sales have been very limited in amount to date. Alottafun!, Inc.'s revenue will all be denominated in U.S. dollars Our joint venture with E-Commerce Fulfillment, LLC., will allow us to compete with established retailers in the sales of toy products to consumers. Our target markets are toy retailers and toy distributors. We hope that development of an Internet site will allow us to market directly to a new targeted audience-children. However, there is no assurance that our marketing and distribution efforts will be successful. Furthermore, marketing and distribution of our products through e-commerce may adversely affect our ability to market our products directly to retailers and other local distributors.

Over the past few years, the toy industry has experienced substantial consolidation among both toy companies and toy retailers. We believe that the ongoing consolidation of toy companies provides us with increased growth opportunities due to retailers' desire not to be entirely dependent on a few dominant toy companies. Such dependence places tremendous sales and profitability pressure on distributors because if one major retailer decides not to order your product, it could have significant effect on unit sales and unit profitability. On the other hand, if a distributor can develop an exclusive arrangement with a retailer for a particular toy, this can guarantee healthy sales and profits.


The Toy Industry

According to Toy Manufacturers of America, Inc. ("TMA"), the leading industry trade group, total manufacturers' shipments of toys, excluding video games, in the U.S., were approximately $15.2 billion in 1998. According to the TMA, the United States represents 36% of toy revenue; Western Europe, Asia and Japan follow with 28%, 13% and 10%. (TMA, 1997). The U.S. is also the leader in toy development, sales support, marketing, advertising and special promotions. Classic toys have consistently remained the backbone of the toy business which includes games, preschool and infant items and activity toys, although, high-tech toys have become increasingly popular among children.

Electronic Commerce

We believe that a significant opportunity exists for the online retail sale of toys on the Internet. The Internet has grown rapidly in recent years, spurred by development of easy-to-use Web browsers, a large and growing installed base of advanced personal computers, the adoption of faster and more cost efficient networks, the emergence of compelling Web-based content and commerce applications, and the growing sophistication of the user base. At the end of 1998, there were 98 million Internet users, and projections indicate this user base to grow to 320 million by 2002. In addition, the Internet's commercial use presents a significant opportunity for merchants to reach an expanded customer base. Jupiter Communications, a marketing research firm, estimates that the value of goods and services purchased over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002. The broad acceptance of the Internet as a global communication medium presents significant opportunities for online retail commerce. Online toy retailers currently account for a small portion of total Internet commerce sales, however, a number of businesses have developed plans and begun to focus in this area.

The online commerce market is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future as more and more businesses develop an Internet presence. Barriers to entry are low which enable current and new competitors to enter that market and sell competitive products without much resistance.

Alottafun! will compete with a variety of other companies, which include:

-     Current online toy retailers.
-     Traditional  store-based  toy  and  children's  product  retailers.
-     Major discount  retailers.
-     Entertainment companies that sell and license children's products.
-     Catalog retailers of children's products.
-     Manufacturers of children's products.
- Online retailers that currently sell other products and could easily add children's products.
- Internet portals and destination Web sites that host shopping for children's products.


TOYPOP.COM will readily compete in the online retail toy market based on the following factors:

-     Unique child oriented site
-     Wholesale pricing
-     brand  recognition
-     selection
-     convenience
-     price
-     speed and accessibility
-     customer service
-     quality of site content
-     reliability and speed of fulfillment.

Many of TOYPOP.COM's current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or children's toy suppliers as the use of the Internet and other online services increases.

Competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet.

TOYPOP.COM's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online toy, video game, software, video and music retailers, may increase competition.

However, we feel that wholesale pricing, child oriented marketing, and proprietary products will differentiate the TOYPOP.COM site in the long run and ensure long-term profitability, although we can not provide assurance that we will be successful in doing so.

Online toy sales were estimated to be $60 million in 1998, up from just $1,000,000 in 1997. The online sales of toys are growing dramatically, although it represents a very small portion of total toy annual sales of $25 billion.

Business Strategy

Our business strategy consists of the following elements:

- Expand core products. In 1999, we plan to introduce new products within our core product lines, including children's dolls and several unique collectible toys. These classic toys continue to be popular among children and are not greatly effected by new trends in the toy industry.

- Enter new product categories. We are currently developing new collectible products in conjunction with our Hong Kong agent for manufacturing in China. This agent supervises the quality control and development aspects of new toy products. Alottafun! maintains strong affiliations with companies in Europe that enables us to identify new trends and products in the European toy market which can be marketed in the U.S. market. In addition, these relationships present us opportunities in exporting products to Europe.

- Development of TOYPOP.COM Interactive online toy store. The TOYPOP.COM online toy store will be one of the first interactive online toy stores. Our Internet destination, targeted to children between the ages of three and twelve, will contain more interactive games and puzzles than are traditionally found on electronic commerce Web sites. A number of characteristics of the toy industry make the online sale of toys particularly attractive relative to traditional distribution channels. The online environment offers many data management and multimedia features which enable consumers to conduct effective searches by name, product type, or product category and display products better than traditional catalogs. Online retailers can more easily obtain extensive demographic and behavioral data about their customers, providing them with greater direct marketing opportunities and the ability to offer a more personalized shopping experience. In addition, online retailers can also offer consumers significantly broader product selection, the convenience of home shopping and 24-hour-a-day, seven-day-a-week operations, available to any location, foreign or domestic, that has access to the Internet.

     While physical store-based toy retailers must make significant investments in inventory, real estate and personnel for each store location, online retailers incur a fraction of these costs, generally use centralized distribution, and have virtually unlimited merchandising space. Traditional retailers are compelled to limit the amount of inventory they carry at each store and focus on a smaller selection of faster-selling hit releases. As a result, we believe that a typical toy store is able to carry far less merchandise units compared to the unlimited capability of an online toy store. Online retailers can offer consumers a broader range of products that include hundreds of smaller toy companies that currently have difficulty competing against major toy retailers. We will attempt to make available popular toys such as Pokemon and the like. We will, however have the same difficulty as other small retailers obtaining access to a new toy product and such lack of availability could impact our sales and profitability. We cannot provide any assurance that our efforts will be successful.

     TOYPOP.COM's objective is to be a leading retailer of children's toy products. Key elements of our strategy include:

     -    FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS

     TOYPOP.COM intends to become the primary destination for consumers purchasing children's products. Our online store is focused exclusively on children's products and will offer an extensive selection of games, software, videos and music. While it intends to focus on toys, TOYPOP.COM will expand offerings into additional children's product categories to take advantage of our customer base, brand name, merchandising expertise and distribution capabilities.

     -    BUILD BRAND RECOGNITION

     Through Alottafun!'s advertising and promotional activities, it will target purchasers of children's products, with a primary focus on children and mothers. Management believes that while mothers are the principal for purchases of children's products and strongly influence the purchasing decisions of family and friends- children are the ultimate consumer and strongly influence the buying decision. Both off-line and online marketing strategies will be used to maximize customer awareness and enhance brand recognition.

       - OFF-LINE ADVERTISING. TOYPOP.COM will use offline advertising to promote both brand name and specific merchandising opportunities with traditional advertising efforts that will include print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. Management plans to increase the use of traditional off-line advertising in order to continue building brand recognition,

       - ONLINE ADVERTISING. TOYPOP.COM will partner with online portals and Internet service providers, parenting-related Web sites and Children-oriented companies.

       - DIRECT ONLINE MARKETING. As our customer base grows, management will continue to collect significant data about customers' buying preferences and habits in an effort to increase repeat purchases by existing customers. Management intends to maximize the value of this information by delivering meaningful and helpful suggestions and special offers to customers via e-mail and other means. In addition, a in-house newsletter, THE TOYPOP NEWS, will alert customers to important developments and merchandising initiatives.


     -    BUILD RELATIONSHIPS WITH CHILDREN

     Management intends to build a relationship with children through collectible toys to be launched in late 1999. Within each package will be placed an insert, which will lead the child to a game at the TOYPOP.COM Web site. The site will feature an interconnected series of game challenges with identified users able to earn points, and ultimately prizes as a result of successful completion of a number of challenges. This game element within the site will challenge the ingenuity, problem solving skills, and persistence of the user to boost the perceived value of the rewards. Along the way the users will gain not only an enhancement of those qualities, but a great deal of useful information and positive attitudes. The site will also contain quite a bit of irreverent humor and a bit of silliness, as well as product descriptions, and children auctions, and message boards.


     The site will function as a tool to drive sales of our collectible toys by utilizing secret code numbers included in toy packaging. The allure of the game element of the site will drive the target user base to purchase the toys not just for the sale of the toys but also for the facilitation of the game. The characters found in collectible toys will be incorporated into the Game Space as well.

     PURSUE WAYS TO INCREASE SALES

     Management intends to pursue new opportunities to increase sales by:

          -    opening  new   departments  on  TOYPOP.COM  to  expand  into  new
               children's product categories;

          -    increasing product selection in existing departments;

          -    adding  more  services  to  further   personalize   the  customer
               experience;

          -    pursuing international market opportunities; and

          -    acquiring complementary businesses, products or technologies.


          - Pursue strategic acquisitions. Since our inception, we intended to acquire and develop Alottafun! brands through the acquisition of other toy companies or their assets. Our Hearthside Treasures product line is the first of many intended acquisitions that complement our intended product lines. We intend to continue our efforts to acquire and develop the Alottafun! Brand through the acquisition of other toy businesses with valuable trademarks or brands and compatible product lines.

We intend to focus the majority of our time and resources on the development of our collectible toys and the ToyPop.com website. We anticipate bringing to market our collectible toys in late 1999. Our web site opened on September 21, 1999. There is no assurance that our business strategy, which is highly dependent upon e-commerce, will be successful or that we will be able to generate any significant sales.

Products

Our initial product consisted of a surprise box that included quality gum and candy, toys, trading cards, milk caps (pogs), comic strips, tattoos, stickers, and various promotional inserts. Our initial emphasis was placed upon gaining distribution among convenience and neighborhood stores. More recently, we have targeted larger volume trade channels such as grocery, drug, variety, video, mass merchandisers and specialty outlets. Our success in distributing our Surprise Box was limited though our greatest success was in neighborhood and convenience stores. Our Internet strategy to sell toys direct to the public could potentially conflict with the distribution of our products though regular retail channels and could adversely impact our sales and profitability. We cannot provide assurances that we will be successful in this regard.

Our packaging and graphic designs target children between the ages of three and twelve years old. Package designs and graphics are provocative, colorful and irreverent. The main cartoon character located on the package is Reely, which is representative of a typical 10 year old. To develop brand loyalty among the higher age groups of seven to twelve years old, high quality trading cards, milk caps and comics are added to maintain their interest.

Since the introduction of the Alottafun! Surprise Box, we have significantly expanded our product offerings to include:

-    Cooking and housekeeping sets
-    Collectible toys
-    Puzzles
-    Books with built-in games
-    Plush toys
-    Purses
-    Girl make-up kits
-    Ride-on push cars
-    Building block sets
-    Models

Our collectible toy products are based on the European Collectible Toy market products. European candy companies have produced collectible toys for over twenty five years which consist of small toys surrounded by candy shells. The toys inside the candy shell are well engineered collectible models of airplanes, cars, clowns, frogs, crocodiles, pandas and a various other objects. These toys have been collected and traded in Europe for many years and have established a substantial secondary market.

We plan on releasing 72 original collectible toys this year. We have designed our own version of the European Collectible toy that conforms to U.S. product guidelines. Prior to this new design, collectible toys could not meet these guidelines. Our design incorporates the high quality easily assembled objects within a plastic shell. We will introduce new objects inside the collectible frequently and will limit the number of objects produced to stimulate the collectable aspects of the product. The collectible toy product is a natural extension of our Surprise Box and will prove to be a significant product in the United States.

Our Hearthside Treasures acquisition provides high quality tea sets, cook n' serve sets, continental cookware sets, and food sets to children between the ages of three to five years old. This acquisition presents us with an opportunity to expand our distribution in this growing segment of the toy industry. These products are primarily targeted toward young girls which allows us to further diversify our customer base.

TOYPOP.COM

Our Internet destination consists of three major components that make it unique. Upon entering TOYPOP.COM, individuals may either choose a section called, "Fun Stuff" which contains jokes, puzzles, comics, links to Internet sites targeted toward children. The second section contains a guest book for registering on the site allowing us to collect valuable demographic information and extend special promotion to our members. Finally, the last section contains interactive online games that children may play individually or against others.


Sales, Marketing, and Distribution

We sell all of our products through our own in-house sales staff and independent sales representatives. Purchasers of our products include toy and discount retail chain stores, department stores, toy specialty stores and wholesalers. The Alottafun! Surprise Box product is also distributed through convenience and small specialty retail establishments. As we continue to expand our operations, we will hire additional independent sales representatives to handle specific classes of trade, such as video, military, mass merchandisers, variety, toy, and other outlets.

Our success depends on our ability to establish and increase the size of our distribution network for our products. To facilitate growth in our distribution network, we provide incentives to distributors by offering them discounts on volume purchases. Except for purchase orders relating to products on order, we do not have written agreements with our customers. Instead, we generally sell products to our customers pursuant to letters of credit or, in some cases, on open account with payment terms typically varying from 30 to 90 days.

We will budget approximately 5% of our net sales for advertising and promotion of our traditional products. We will use radio and to a lesser extent television commercials to market our products. We advertise our products in trade and consumer magazines and other publications, market our products at major and regional toy trade shows, conventions and exhibitions and carry on cooperative advertising with toy retailers and other customers.

TOYPOP.COM

TOYPOP.COM will promote its brand using a combination of online and traditional advertising. We will advertise online on those popular destinations that target children. As part of these arrangements, we will purchase banner advertisements, often in conjunction with specified search keywords or on contextually appropriate pages that allow children to immediately click through to the TOYPOP.COM site. The significant flexibility of online advertising will allow us to quickly adjust advertising plans in response to seasonal and promotional activities.

We believe that traditional advertising is a key ingredient in building brand recognition and promoting the benefits of online retail shopping. Traditional advertising can be an effective means of promoting widespread brand awareness and attracting traditional retail consumers to TOYPOP.COM's online retail toy store.

Our joint venture with E-Commerce Fulfillment, LLC. requires us to maintain very low inventory levels. M.W. Kasch currently has the infrastructure and installed computer systems to process and fill orders. The joint venture with E-Commerce Fulfillment, LLC will compensate M.W. Kasch with a small markup of between 4% to 10% on toys purchased. This fee will vary with the categories of toys we purchase. We will purchase the inventory directly from M.W. Kasch, who has ongoing relationships with manufacturers. This strategic relationship allows us to avoid the high fixed costs and capital requirements associated with owning and warehousing product inventory and the significant operational effort associated with same-day shipment. We believe that this is a key strategic advantage in competing with other online toy retailers.

TOYPOP.COM will transmit data to M.W. Kasch through a secure network to ensure customer security and data integrity. M.W. Kasch will package and ship customer orders and charge us for merchandise, shipping and handling. Products will be shipped within two business days after an order is placed with TOYPOP.COM.

Alottafun! will perform customer billing through a third-party credit card processor. We have selected the First National Bank of Omaha as our credit card processor. Because we are processing confidential information over the Internet, we must take necessary steps to prevent security breaches and fraudulent activities. However, we cannot assure that we can prevent all security breaches even though our third party credit card processor may approve payment of the orders. Under current credit card practices, which we will be subjected, a merchant is liable for fraudulent credit card transactions whereby that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would adversely affect our business.


Manufacturing

Our products are manufactured through contract manufacturers whom we choose on the basis of quality, reliability and price. Consistent with industry practice, the use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs. All of the manufacturing services performed overseas for us are paid for either by letter of credit or on open account with the manufacturers. To date, we have not experienced any material delays in the delivery of our products; however, delivery schedules are subject to various factors beyond our control, and any delays in the future could adversely affect our sales. Currently, we have ongoing relationships with approximately five manufacturers. We believe that alternative sources of supply are available, although we cannot assure you that adequate supplies of manufactured products can be obtained. At the present time, all of our manufactured products are sold on the basis of letters of credit or wire transfers. We do not inventory product. As we expand our business, we would expect to maintain a thirty day supply of inventory equal to our forecasted demand. These inventory levels will be subject to inventory risk in the form of obsolescence or through purchasing too much inventory and obtaining low product demand.

Although we do not conduct the day-to-day manufacturing of our products, we participate in the design of the product prototype and production tooling and molds for the products we develop or acquire, and we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers.

We use our officers for our research and development efforts which include travel expenses to identify manufacturers and use their participation in toy product designs. However, these manufacturers bear a majority of the costs associated with developing new toy products and prototypes. As a consequence of this approach, we have no material research and development expenses.

Intellectual Property

The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have a trademark for "Alottafun" for toys, games and playthings and for sales of toys, games and playthings. We have filed trademark applications for Alottatoys.com(TM) and ToyPop.com(TM). We also have applications for Hearthside Treasures(TM), Microtoy Magic Capsule(TM) and Pocket Ghosts(TM). There is no assurance trademarks will be granted for these names. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services only. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.


Competition

Competition in the toy industry is intense. Many of our competitors have greater financial resources, stronger name recognition and larger sales, marketing and product development departments and benefit from greater economies of scale. These factors, among others, may enable our competitors to market their products at lower prices or on terms more advantageous to customers than those we could offer for our competitive products. Competition often extends to the procurement of entertainment and product licenses, as well as to the marketing and distribution of products and the obtaining of adequate shelf space. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. In each of our product lines we compete against one or both of the toy industry's two dominant companies, Mattel, Inc. and Hasbro, Inc. We also compete with numerous smaller domestic and foreign toy manufacturers, importers and marketers in each of our product categories.


TOYPOP.COM

The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future as more and more businesses develop an Internet presence. Barriers to entry are low which enable current and new competitors to enter our market and sell competitive products without much resistance.

Currently, we compete with a variety of other companies, including:

-     Current online toy retailers.

-     Traditional store-based toy and children's product retailers.

-     Major discount retailers.

-     Entertainment companies that sell and license children's products.

-     Catalog retailers of children's products;

-     Manufacturers of children's products.

- Online retailers that currently sell other products and could easily add children's products.

-    Internet   portals  and  destination  Web  sites  that  host  shopping  for children's products.


 TOYPOP.COM will compete in the online retail toy market based on the following factors:

-      brand recognition;

-      selection;

-      convenience;

-      price;

-      speed and accessibility;

-      customer service;

-      quality of site content; and

-      reliability and speed of fulfillment.

Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or children's toy suppliers as the use of the Internet and other online services increases.

Certain of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet.

Prospective competitors will be able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online toy, video game, software, video and music retailers, may increase competition. If we face increased competition, our operating results may be adversely affected.

There are several ways we intend to differentiate ourselves from other on-line merchandisers. First, we will sell products at 20% above cost or approximately 20% to 30% less than retail prices. Secondly, our site will be much more child oriented than other on-line toy merchandisers which will include games and other activities for kids. Finally, we will be selling our own line of proprietary collectible toys to children to stimulate traffic on our site. However, there is no assurance that we will be able to successfully differentiate ourselves from our competition. Barriers to entry are low, therefore, our competitors which include major on-line toy merchandisers may adopt our strategies. Our inability to differentiate ourselves from our competitors may have a material adverse effect on our business.

M.W. Kasch Company, a national toy distributor, will supply toy products to our joint venture with E-Commerce Fulfillment, LLC. M.W. Kasch has long standing and established relationships with all toy manufacturers and the company distributes all major brands of toy products. M.W. Kasch Company was founded in 1952 as a Wisconsin toy distributor. The company has grown and established itself as a national toy distributor and currently distributes toys to more than 40 states and employs more than 200 people. M.W. Kasch Company distributes major brands such as Hasbro, Kerner, Mattel, Milton Bradley, and Fisher Price among others.

We intend to use a combination of off-line advertising in magazines, television, etc. and on-line advertising with e-mail campaigns, affiliate programs and the like. However, due to limited advertising resources, we run the risk that we will only be able to attract a limited number of customers to our site and thus we may have an inability to generate significant sales.


Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.


Seasonality

Sales of toy products are seasonal. Traditionally, the first quarter is the period of lowest shipments and sales in our business which may cause our operating results to fluctuate significantly from quarter to quarter. Due to these fluctuations, our results of operations for any quarter may vary significantly. Our results of operations may also fluctuate as a result of factors such as the timing of new products introduced by us or our competitors, the advertising activities of our competitors, delivery schedules set by our customers and the emergence of new market entrants. On a quarter by quarter basis, we will do 40% of annual sales in the fourth quarter of the year. In the first, second and third quarters of the year, we will likely do 10%, 25%, and 25% of annual sales, respectively. Our sales are highly dependent on the successful launch of our e-commerce site. A delay in the phases of the TOYPOP.com site feature implementation or difficulties attracting customers to our site could have an adverse effect on our sales in any given quarter. Furthermore, the majority of our sales are expected to occur in the fourth quarter. If our Internet E-commerce site is not fully functional and attractive to potential customers, it could have a major affect on our sales in the fourth quarter.


Government and Industry Regulation

Our products are subject to the provisions of the Consumer Product Safety Act ("CPSA"), the Food & Drug Administration ("FDA"), the Federal Hazardous Substances Act ("FHSA"), the Flammable Fabrics Act ("FFA") and the regulations promulgated thereunder. The FDA has review function over any candy products which we produce or which we purchase. The FDA sets standards as to what is proper color additives and food flavoring with regard to our candy products. All our candy is produced under FDA approved conditions. The CPSA and the FHSA enable the Consumer Product Safety Commission to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of a banned hazardous substance. The FFA enables the Consumer Products Safety Commission to regulate and enforce flammability standards for fabrics used in consumer products. The Consumer Products Safety Commission may also require the repurchase by the manufacturer of articles which are banned. Similar laws exist in some states and cities and in various international markets. We maintain a quality control program designed to ensure compliance with all applicable laws.


Product Liability Insurance

We have never had any liability claims asserted against us. However, we could be subject to product liability claims in connection with the use of the products that we sell. We currently have product liability of $1,000,000 per occurrence and a $2,000,000 aggregate limit. There is no assurance that we can maintain this coverage or that it will be adequate to protect us against future claims.

Employees

As of May 20, 1999, we employed 5 persons, all of whom are full-time employees, including three executive officers. Our employment reflects our outsourcing of manufacturing and the establishment of strategic partnerships that allows us to minimize staffing. We believe that we have good relationships with our employees. None of our employees belong to a labor union.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS


                                              SELECTED FINANCIAL DATA
                                                                                  (Unaudited)
                                                                                Six Months Ended
                                    Year Ended December 31,                          June 30,
-------------------------- ---------------------- ---------------------- ---------------- ----------------
                                   1997                   1998                1998             1999
-------------------------- ---------------------- ---------------------- ---------------- ----------------
Income Statement
Data

Total Revenue                $      54,963          $      37,429          $  19,931         $  26,572
Net loss                          (495,232)              (789,620)          (776,376)         (120,516)

Net loss per share                  ($0.26)                ($0.31)            ($0.07)           ($0.05)

Shares used in per               1,917,013              2,528,155          2,309,494        11,652,203



                                                                                  (Unaudited)
                                   Year Ended December 31,                          At June 30,
-------------------------- ---------------------- ---------------------- ---------------- ----------------
                                   1997                   1998                1998             1999
-------------------------- ---------------------- ---------------------- ---------------- ----------------

Balance Sheet Data

Total assets                        $ 367,594               $ 693,151            $ 216,400        $ 784,766
Working capital                      (153,210)                 79,318              (32,465)        (128,337)
Long-term debt(1)                      22,646                 360,489                5,357               --
Stockholders' Equity                 (169,064)                (53,142)            (115,702)         (37,518)
(Deficit)



(1) The balance of long-term debt does not include current maturities of long-term debt or mandatory redeemable equity instruments.


Management's Discussion and Analysis of Financial Conditions and Results of Operations

         This Registration Statement contains forward-looking statements. The words "anticipated," "believe," "expect," "plan," "intend," "seek," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures and future net cash flow. Such statements reflect our current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control, including, without limitation, the risks described under the caption "Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated. consequently, all of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

General

We were founded in August 1993. Until we generated significant revenues in 1996, we were a development stage enterprise. During the development stage period, we devoted the majority of our efforts to development of a viable product line, testing of product concepts, developing channels of distribution, financing and marketing. These activities were funded by investments from stockholders and borrowings from unrelated third parties.

We have not, through the present time, been in a position to generate sufficient revenues during our limited operating history to fund on-going operating expenses or product development activities. As a result, we resorted to raising capital through equity fundings and from borrowings. In June of 1998, we acquired inventory, equipment, and goodwill of the Mother Hubbard's Creations toy line. We have renamed the Mother Hubbard's Creations toy line Hearthside Treasures. We have sustained significant operating losses since inception resulting in an accumulated deficit of approximately $3,675,615 at June 30, 1999.

 Our present strategy is focused on expanding our core products including our Hearthside Treasures toy line and collectible toys; entering new product categories, the development of the ToyPop.com interactive online toy store, and pursuing strategic acquisitions.

We have taken a long-term approach to the development of our business model. Our present strategy anticipates a systematic and cost efficient introduction of new products by developing the marketing channels of distribution to create substantial demand and excitement for our product offerings. We believe this more prudent approach to development of our business will further enhance our long-term prospects for profitable operations.

We believe that recent success in the collectible toy market, particularly Pokeman and Beanie Babies have set the stage for a resurgence in the collectible market, which we are specifically targeting. Combined with our child oriented internet e-commerce site, our line of collectibles will generate substantial sales in relationship to the past. However, should our collectible toy lines not be received favorably, or should we not be able to adequately market our web-site, this will have a negative impact on our forecasts.

We will continue to incur losses until we are able to increase sales, introduce new product lines and establish distribution capabilities sufficient to offset ongoing operating and administrative costs.

We use software, computer technology and other services developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. We are and will be dependent on telecommunications vendors, financial institutions, and third party Internet hosting companies.

The Year 2000 phenomenon is the result of computer programming using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a major system failure or miscalculations.

We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which includes software used in our accounting systems and the systems of our joint venture partner, M.W. Kasch. The failure of such software or systems to be year 2000 compliant could have a material negative impact on our corporate accounting functions and the operation of our Web site. We have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. The failure of our software and computer systems and of our third-party suppliers to be year 2000 compliant would have a material adverse effect on our business.

We have not yet developed a contingency plan with regard to situations which may result from year 2000 issues. We depend solely on our vendor's efforts to address and prepare for year 2000 issues. The cost of developing an internal contingency plan and implementing such a plan could be material. Any failure of our systems, our vendor's systems or the Internet to be year 2000 compliant could have a material adverse consequences for us. Such consequences could include difficulties in operating our Web site, taking product orders, delivering products or conducting other fundamental parts of our business.


Results of Operations

Six months ended June 30, 1999 compared to six months ended June 30, 1998

Total Revenues
--------------
Total revenues for the six months ended June 30, 1999 were $19,931 compared to $26,572 for the same period of 1998, which represents a decrease of $6,641, or 33%. . Revenues decreased for the six months ended June 30, 1999 as compared to the same period the previous year due to our transition from selling candy products to our new focus on selling toys.

Cost of Sales
-------------
Cost of Sales were 79% and 96% of sales, respectively, for the six month period ended June 30, 1999, as compared to the prior period ended June 30, 1998. This decrease in cost of sales as a percentage of sales is attributed to our shift to selling higher margined toy products rather than candy products. We expect, once our products are developed and marketed, that the cost of sales to a will be 65-70% of sales .

Selling, General and Administrative Expenses
--------------------------------------------
For the six months ended June 30, 1999, total selling, general and administrative expenses ("S, G & A") were $365,806 as compared to $138,777 for the same period of the previous year, an increase of $227,029, or 264%. This increase is the result of higher marketing, staffing and other general expenses associated with the pace of our development and marketing of our new product lines. For the six months ended June, 1999 selling costs were $72,199 as compared to $36,015 for the same period of the previous year. This increase was attributable to an increase of $12, 947 in trade show costs, as well as, a $16,389 charge for product samples. General and administrative expenses were $293,607 as compared to $102,762 for the six months ended June 30, 1999 and 1998, respectively. This increase was primarily attributed to an increase in accounting and legal expenses of $72,093 for the period ended June 30, 1999. We expect that there will be further increases in our S, G & A expenses as our business continues to develop.

During the six months ended June 30, 1999, we had realized and unrealized losses of $173,877 from securities transactions in investments unrelated to our business. This compares to gains of $33,708 in the same period of June 30, 1998. We have taken steps to reduce losses as incurred in the six months ended June 30, in the future by investing our working capital in more secure instruments until these funds are needed in our operation. Our cash reserves continue to remain in brokerage accounts, however, our positions have been sold and the funds are invested in a no-load mutual fund. We run the risk of market fluctuations which could have a materially adverse effect on our cash reserves. We have sustained losses regarding these investments on our financial statements and it is uncertain whether these losses will continue as a result of these market fluctuations.

Interest Expense
----------------
We had interest expense of $201,532 for the period ended June 30, 1999 as compared to $9,508 for the six months ended June 30, 1998. The interest expense associated with the conversion of the outstanding debenture at a discount to the market price of the common stock resulted in an additional charge of $192,043 for the period ended June 30, 1999.

Net Loss
--------
Our loss for the six months ended June 30, 1999 was $776,376 as compared to a loss of $120,516 in the prior year's period. This loss represents a 644% increase over the basic loss experienced in the year ago period. The basic loss per share was $0.07 per share for the six months ended June 30, 1999 as compared to $0.05 per share for the same period in 1998. The loss per share for the current period was higher than that of the same period a year ago period. The weighted average shares outstanding for the six months ended June 30, 1999 was 11,652,203 as compared to 2,309,494 for the same period ended June 30, 1998.

We have experienced losses since our inception. Therefore, we do not utilize a provision within GAAP for a tax benefit from these losses as we are uncertain when we will become profitable. Our eventual profitability depends upon the consumer acceptance of our new product lines.


Calendar year 1998 compared to calendar year 1997

Revenues
--------
Total revenues for 1998 were $ 37,429 compared to $54,963 for 1997, which represents a decrease of $17,534, or 32%. The decrease was primarily the result of lower sales for our Alottafun! Surprise Box product line. We focused our efforts primarily on expanding into the toy industry and decreased our focus on candy sales by doing much less promotion. There was no contribution from the Mother Hubbard product line during 1998. The acquisition of this product line occurred too late in the selling season to benefit operating results. The acquisition occurred late in the second quarter and there was not enough time to re-introduce this product line to the market.

Cost of Sales
-------------
Cost of sales for 1998 increased $522 or 0.2% to $28,543 from $28,021 in 1997. Cost of sales as a percentage of sales increased from 51% to 76% from 1997 to 1998. This increase was the result of lower margins realized on the sale of our candy products.. We expect that improvement in gross profit margins will occur during 1999 as we increase revenues.

Selling, General and Administrative Expenses
--------------------------------------------
For the year ended December 31, 1998, total selling, general and administrative expenses ("S, G & A") were $454,127 as compared to $372,426, for 1997, a 22% increase. This increase is attributed to the additional expense from higher compensation paid to our existing personnel, which increased by approximately $96,000. This compensation related to a bonus paid with our common stock. It is not anticipated that these expenses will decrease in the coming periods as the business grows and matures. As revenues increase, we expect that S, G, & A expenses as a percentage of sales to be in the 20-25% range.

Interest Expense
----------------
Interest expense increased 280%, or $217,229 to $294,896 for 1998 from $77,667 in 1997. This increase in interest expense is attributed to the substantial charge for issuance of warrants at par value, a significant discount to the then market price of the common stock, as part of the funding of $400,000 through a convertible debenture.

Loss on disposal of impaired assets
-----------------------------------
During 1997, we experienced a loss from a write-off of fixed assets that were no longer being used in our business. These equipment assets previously were used to generate income but they became of no further use in our operations during 1997. These assets were disposed of in the year ended December 31, 1997 and there were no similar charges during the year..

Net Loss
--------
The net loss and the net loss per share were $789,620 and $0.31 per share respectively, for 1998, as compared to a net loss and net loss per share of $495,232 and $0.26 per share respectively, for 1997. The loss was an increase of $294,388, or 59%, over the previous year. The loss per share was about 19% more than the previous year. In 1997, we benefited from the settlement of an outstanding payable that resulted in a $0.02 per share extraordinary gain. For 1998, there were 2,528,155 shares of common stock outstanding, on a weighted average basis, as compared to 1,917,013 shares outstanding in 1997, on the same basis. This represents a 32% increase in shares outstanding in 1998 over the previous year.

Acquisition of Mother Hubbard Creations product line

On June 26, 1998, we purchased Mother Hubbard Creations Product Line of toys from Vagabond Associates and Gerald Waak. This purchase included license rights to the toy line. The consideration for this purchase was royalty payments on sales of Mother Hubbard products of 2% for 1999, 1% for 2000 and 0.5% in 2001 with a minimum guarantee royalty of $10,000 per year. Additionally, we will pay a 1% royalty for the exclusive use of the Mother Hubbard trademark. The Mother Hubbard's Creations toy line has been renamed Hearthside Treasures. We anticipate that the expansion of this new product line will represent a niche for young girls that we believe has been neglected and should represent a significant business opportunity for us.


Liquidity and Capital Resources

To date, we have funded our capital requirements and our business operations, including product line development activities with funds provided by the sale of securities and from borrowings. The Swartz equity placement of up to $20 million will provide additional funding and will be utilized over the next three years, subject to meeting funding conditions. We are optimistic that we can meet these conditions. Upon funding from Swartz, we intend to repay all our outstanding indebtedness and utilize the remainder of this funding for working capital purposes to grow the acceptance of our products within the toy industry. We estimate that the Swartz equity placement will initially repay $2 million of debt, however, there is no assurance that these funds will be available to repay all outstanding indebtedness.

Since our formation on August 2, 1993 and until June 30, 1999, we have issued 3,808,032 shares of our common stock and raised $1,422,841. Some common stock was issued for services, all of which has been appropriately valued at the time of issuance.

During 1998, we issued $400,000 of convertible debt together with warrants to purchase 400,000 shares at $0.001 per share. This debt allowed the holder to convert at the lower of $1.25 or 65% of the five-day average of the closing price of the common stock before the election to convert. All this debt was converted into common stock during the six-month period ended June 30, 1999. We have since January 1, 1999, issued 4,217,000 shares of common stock and raised $367,907 and converted debentures of $361,530. These funds were used to further develop our product line, the hiring of key personnel and for working capital purposes.

For the six months ended June 30, 1999 we used $276,681 in cash used by operating activities as compared to $196,628 in the similar period ended June 30, 1998. Investing activities for the present six month period included the purchase of marketable securities in the amount of $5,508,317 and the acquisition of equipment in the amount of $87,339. For the prior year's period, investing activities used $802,591 from the purchase of marketable securities. Financing activities for the six months ended June 30, 1999 provided $766,526 that included $682,000 from the issuance of common stock. For six months ended June 30, 1999, cash decreased $427,350 as compared to a decrease of $33,864 in the prior year's period.

For the calendar year 1998, we used $418,719 in cash used by operating activities as compared to $236,975 in calendar year 1997. Investing activities for 1998 included the purchase and sale of marketable securities in the amount of $1,320,231 and $1,203,794, respectively, for net proceeds of $116,437, and the acquisition of equipment in the amount of $34,969, thus providing $81,468 in cash. For the prior year, investing activities used $182,488 from the purchase of marketable securities for $440,320, the sale of such securities in the amount of $290,840, and the acquisition of equipment in the amount of $33,008. Financing activities for 1998 provide $709,343, the major portion of which was the issuance of a convertible debenture in the amount of $400,489 and proceeds from stock issuance of $228,107. For 1998, cash increased $372,092 as compared to an increase of $39,022 in the prior year.

Historically we have not generated sufficient revenues from operations to self-fund our capital and operating requirements. We expect that our working capital and capital to grow our business will come from fundings that will primarily include the equity placement line for $20 million arranged with Swartz

Private Equity LLC ("Swartz"). This placement will provide funding for the establishment and marketing for our new Internet destination web site and the introduction of our product line this selling season.

With our present business strategy, we believe we are focusing on the key elements necessary for us to be both profitable and successful over the long-term. We have recently adopted our present strategy with the key element of using the Internet as a significant channel of distribution for our product lines. We have focused on the successful implementation of this Internet opportunity. We believe that we will arrange for all the financial resources needed to properly execute our plan.

In our opinion, we will need capital to provide for our anticipated working capital needs over the next twelve months. Should our Internet endeavor become highly successful, it will require more capital. Should this occur, the funding availability in the Swartz placement which is a periodic equity funding that we are not permitted to entirely draw upon at any one time, may not be sufficient to meet these capital needs. If this is the case, we have negotiated provisions with Swartz to permit additional fundings outside of our obligation to them. We believe we will be successful in obtaining future financing from Swartz or others to meet our needs.


Seasonality and fluctuations in quarterly operating results

Within the toy industry, there are significant seasonal factors that result in revenue and sales being concentrated in the last half of the calendar year. We expect that as our product lines gain acceptance and that collectibles become a more significant component of our sales, some seasonality can be reduced. Until that occurs, we will experience the same season cycles within the toy industry with which other participants are also confronted.


Inflation

Inflation has not proven to be a factor in our business since our inception and is not expected to have a material impact on our business in the foreseeable future.


Investment agreement overview

On June 4, 1999, we entered into an Investment Agreement with Swartz Private Equity, LLC.("Swartz"). The Investment Agreement entitles us to issue and sell our common stock for up to an aggregate of $20 million from time to time during a three-year period through June 3, 2002. This is also referred to as a put right The Common Stock will be registered for resale in a Form S-1 registration statement to be filed in the near future. There are no provisions in this investment agreement requiring Swartz to vote shares for or support current management in corporate governance matters.

The terms of the Amended Investment Agreement allow Alottafun! to deliver Put Notices to the investor, at times and amounts determined by us, requiring the Investor to purchase the specified number of shares, subject to maximum dollar amounts and subject to limitations based upon our trading volumes. There is no limit on the price of the shares provided that we, in our sole discretion, may specify a minimum price for each Put. There are no conditions within the control of Swartz, or which Swartz can cause to not be satisfied. There is limit such that the amount of a single Put cannot exceed 9.9% of our market cap, but no limit on ownership percentage.


Put rights

In order to invoke a put right, we must have an effective registration statement on file with the Securities and Exchange Commission registering the resale of the common shares which may be issued as a consequence of the invocation of that put right. Additionally, we must give at least ten but not more than twenty business days advance notice to Swartz of the date on which we intend to exercise a particular put right and we must indicate the number of shares of common stock we intend to sell to Swartz. At our option, we may also designate a maximum dollar amount of common stock (not to exceed $2 million) which we will sell to Swartz during the put and/or a minimum purchase price per common share at which Swartz may purchase shares during the put. The number of common shares sold to Swartz may not exceed 15% of the aggregate daily reported trading volume during a period which begins on the business day immediately following the day we invoked the put right and ends on and includes the day which is twenty business days after the date we invoked the put right. For each common share, Swartz will pay us the lesser of (i) the market price for such put, minus $.10 or (ii) 91% of the market price for the put, with that percentage determined by the market price in effect on the date we inform Swartz of the put(see table
2a). Market price is defined as the lowest intra-day trade price for our common stock on Alottafun!'s principal market for the six business days immediately preceding the date of the applicable purchase price for a put. However, the market price may not be less than the designated minimum per share price, if any, that we indicated in our notice. If there were no shares traded during the applicable Pricing Period, no shares could be Put, and there would be no need to determine a market price for that Pricing Period.


Table 2a

Examples of Swartz Common Stock Underwriting at Various Market Prices.

                                             Common Stock Market Price

                           $.50(1)          $1.00(1)      $2.00(2)    $5.00(2)
--------------------------------------------------------------------------------

Dollars Converted

$5,000,000                 12,500,000       5,555,555    2,747,253   1,098,901

$10,000,000                25,000,000      11,111,111    5,494,505   2,197,802

$20,000,000                50,000,000      22,222,222   10,989,011   4,395,604

(1)  Conversion  at market  price less $.10 per share
(2)  Conversion  at 91% of market price


Warrants

In partial consideration of the equity line commitment, we issued and delivered to Subscriber or its designated assignee warrants to purchase a total of 450,000 shares of Common Stock. Swartz is the sole subscriber. Each Commitment Warrant shall be exercisable at a price, which shall initially equal $1.00625. Within five business days after the end of each purchase period, we are required to issued and deliver to Swartz a warrant to purchase a number of shares of common stock equal to 15% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price which will initially equal 110% of the market price on the last day of the applicable purchase period. The exercise price of the warrants resets based upon a the market price at fixed times outside of the Investor's control.


Limitations and conditions precedent to our put rights

Swartz is not required to acquire and pay for any common shares with respect to any particular put for which: we have announced or implemented a stock split or combination of our stock; we have paid a common stock dividend; we have made a distribution of our common stock or of all or any portion of our assets between the put notice date and the date the particular put closes; or we have consummated a major transaction (including a transaction, which constitutes a change of control) between the advance put notice date and the date the particular put closes.

" Major Transaction" shall mean and shall be deemed to have occurred at such time upon any of the following events:

         (i) a consolidation, merger or other business combination or event or transaction following which the holders of our Common Stock immediately preceding such consolidation, merger, combination or event either (i) no longer hold a majority of the shares of our Common Stock or (ii) no longer have the ability to elect the board of directors (a "Change of Control"); provided, however, that if the other entity involved in such consolidation, merger, combination or event is a publicly traded company with "Substantially Similar Trading Characteristics" (as defined below) as we and the holders of our Common Stock are to receive solely Common Stock or no consideration (if we are the surviving entity) or solely common stock of such other entity (if such other entity is the surviving entity), such transaction shall not be deemed to be a Major Transaction (provided the surviving entity, if other than us, shall have agreed to assume all obligations under this Agreement and the Registration Rights Agreement). For purposes hereof, an entity shall have Substantially Similar Trading Characteristics as ours if the average daily dollar trading volume of the common stock of such entity is equal to or in excess of $200,000 for the 90th through the 31st day prior to the public announcement of such transaction;

         (ii) the sale or transfer of all or substantially all of our assets; or

         (iii) a purchase, tender or exchange offer made to the holders of outstanding shares of' Common Stock, such that following such purchase, tender or exchange offer a Change of Control shall have occurred.

Swartz is irrevocably committed to purchase and is not entitled to make any further investment decision with regard to the $20 million.


Short sales

Swartz and its affiliates are prohibited from engaging in short sales of our common stock unless they have received a put notice and the amount of shares involved in a short sale does not exceed the number of shares specified in the put notice. Swartz is allowed only to sell the number of shares that have been put to Swartz, after the Put Date that such shares are put to Swartz. Such a sale could be a short sale (actually, a short exempt sale) if we were delinquent in delivering the associated stock certificates to Swartz. The potential effect on the market price is minimized due to the fact that the amount put is limited to 15% of the trading volume over the Pricing Period.


Cancellation of puts

We must cancel a particular put between the date of the advance put notice and the last day of the pricing period if we discover an undisclosed material fact relevant to Swartz's investment decision, the registration statement registering resales of the common shares becomes ineffective, or shares are delisted from the then primary exchange. However, will be required, at Swartz's option, to issue common shares equal to the number of shares included in purchase notices delivered by Swartz on or before the end of the applicable put cancellation date. As prerequisite to a Put, our Common Stock shall be listed for and actively trading on the OTC Bulletin Board, the NASDAQ Small Cap Market, the NASDAQ National Market or the New York Stock Exchange.


Termination of investment agreement

We may also terminate our right to initiate further puts or terminate the Investment Agreement by providing Swartz with notice of such intention to terminate; however, any such termination will not affect any other rights or obligations we have concerning the Investment Agreement or any related agreement.

ITEM 3.  DESCRIPTION OF PROPERTY

Alottafun! leases approximately 2,000 square feet of space at 141 N. Main Street, Suite 207, West Bend, Wisconsin, 53095, which is currently used for our principal executive offices. The lease for the offices expire on December 31, 2001. The monthly rent for the offices is approximately $900.00.

We also lease office space in Hong Kong, which is used for our outsourcing operations. The office is located at the Peninsula Center, 67 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. In addition to the above locations, we also maintain a New York office at 1178 Procan Ct, Hewlett NY, and a office at Flughafenstrafse 5264546, Morfelden-Walldorf, Germany. We pay no rent for the offices in Hong Kong, New York and Germany. In Hong Kong, we have use of the space as it is in our supplier's office. In New York, our office is the residence of our COO, David Bezalel. In Germany, we share an office with a business partner of Mr. Bezalel, at no cost to Alottafun!.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership known to Company of shares of Alottafun! Common Stock owned as of June 30, 1999 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Common Stock, (ii) each of our directors, (iii) the Officers of Alottafun!, and (iv) directors and executive officers of Alottafun! as a group:


Name of Beneficial  Amount and Nature
Owner (3)             of Beneficial                        Percent of Class(2)
                       Ownership                          Common(5)  Preferred
                         (1)                    (6)
                       Common                Preferred
------------------ ------------------ ------------------  --------- ----------
Michael Porter(4)(7)    3,431,407          1,000,000        25.1        50
David Bezalel (7)       2,500,000          1,000,000        18.3        50
Gerald Couture(8)         590,000                 --         4.3        --
                   ------------------ ------------------  --------- ----------

All directors and
executive officers     6,521,407           2,000,000        47.7       100
as a group (3 persons)

          (1) Represents sole voting and investment power unless otherwise indicated.

          (2) Based on approximately 8,058,912 shares of Company Common Stock outstanding as of June 30, 1999 plus, as to each person listed, that portion of the unissued shares of Company Common Stock subject to outstanding options which may be exercised by such person, and as to all directors and executive officers as a group, unissued shares of Company Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options within the next 60 days.

          (3)  The address of each individual is in Alottafun!'s care.

          (4) May be deemed to be a "founder" of Alottafun! for the purpose of the Securities Act.

          (5) Excludes 10,000,000 shares reserved for issuance under our Stock Option Plan. See "Executive Compensation - Stock Option Plan".

          (6)  Each share of Preferred  Stock has the power to cast twenty- five
               (25) votes per share on any matters submitted for vote or action by Common Stock holders. Each share of Preferred Stock is convertible into 10 shares of Common Stock. Accordingly, Mr. Porter and Mr. Bezalel control the management and affairs of Alottafun!. See "Certain Relationships and Related Transactions" and "Description of Securities".

          (7)  Includes  options to acquire  2,500,000  share of Common Stock at
               $.15  per  share.   See  "Executive   Compensation  -  Employment
               Agreements".


          (8) Includes options to acquire 500,000 share of Common Stock at $.15 per share. See "Executive Compensation - Employment Agreements".

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS


Directors and Executive Officers of the Company

The following table sets forth certain information with respect to each person who is a director or an executive officer as of June 30, 1999.

         NAME                       AGE            POSITION
         ----                       ---            --------

         Michael Porter             45   Chairman of the Board of Directors
                                         President, Chief Executive Officer

         David Bezalel              48   Chief Operating Officer, Vice President
                                         Of Marketing and Director

         Gerald Couture             53   Vice President of Finance, Director,
                                         Secretary

Executive officers are elected by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their respective successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. See "Board of Directors" for a discussion of the Directors' terms.


Business Experience of  Executive Officers and Directors

     Michael Porter, President and Chief Executive Officer of the Company, founded Alottafun! in 1993. From 1985 through 1993, Mr. Porter co-founded and served as President and Chief Executive Officer of Everything's a $1.00, a one-price close out variety store. During his tenure as Chief Executive Officer operations expanded from one store to sixty stores nationally. Subsequent to Everything's a $1.00's merger with Value Merchants, Inc., Mr. Porter served as Executive Vice President of the international operations. Prior to his involvement with Everything's a $1.00, Mr. Porter practiced law in the State of Virginia. He received his B.A. in Political Science from Duke University, his M.B.A. from the University of South Carolina Business School and his J.D. from the University of South Carolina Law School.

     David Bezalel, Executive Vice President, joined Alottafun! in May 1997. In 1991, he founded and currently serves as President of Ideaforce, Inc. an international premium and incentive marketing company. Mr. Bezalel also formed Dmooyat Character Licensing in Israel in 1992, which licenses cartoon characters and entertainment characters. He founded and served as President of Lev International Promoters, Inc. from 1989 through 1991. From 1990 through 1991, Mr. Bezalel also worked for General Motors. Mr. Bezalel is a graduate of Hebrew University with a Bachelor's degree in Mass Communications and Marketing.

     Gerald Couture, Vice President of Finance, began working for Alottafun! in March 1998. In addition to his responsibilities for Alottafun!, Mr. Couture maintains a financial consulting practice, as Couture & Company, Inc., a firm founded in 1977, that specializes in providing consulting services to high potential companies, including services relating to public offerings, mergers and acquisitions, venture capital investing, crisis management and corporate restructurings. Prior to his consulting career, Mr. Couture worked for several years as an engineer for General Electric Company in the nuclear power field and Rohm & Haas Company in the chemical industry. He received a Bachelor of Science in Chemical Engineering from the University of Massachusetts and an MBA in Finance from Temple University, Philadelphia. Mr. Couture will work for us 480 hours per year or approximately 40 hours per month.

Board of Directors

Our Bylaws fix the size of the Board of Directors at no fewer than one and no more than seven members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are three (3) directors who were elected on April 20, 1999.


Key Employee

Thomas J. Rathsack, Vice President of Sales and Marketing, joined Alottafun! in August, 1998. Prior to joining us, he was the Director of Sales/Marketing of Hearts N' Home, a division of the Strombecker Corp.-Tootsie Toys. Prior to working at Hearts N' Rome, Mr. Rathsack was Vice President of Sales/Marketing for Globe Toys, Inc. Mr. Rathsack received his B.S. in Education from the University of Wisconsin.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

The following table shows the compensation paid or accrued by us for the year ended December 30, 1998, to or for the account of the Chief Executive Officer. No other executive officers received an annual salary and bonus in excess of $100,000 or more during the stated period. Accordingly, the summary compensation table does not include compensation of other executive officers.

                                            SUMMARY COMPENSATION TABLE


                                    Annual Compensation                Long-Term Compensation Awards

                                                                   Restricted
                                                   Other Annual    Stock        Options/   LTIP       All Other
Name & Principal               Salary     Bonus    Compensation    Award(s)     SARs       Payouts    Compensation
Position              Year      ($)        ($)          ($)           ($)         (#)         ($)          ($)
-------------------- ------- ---------- --------- --------------- ----------- ----------- ----------- ---------------

Michael Porter
President, CEO       1998     89,561       --           --            --          --          --            --

                     1997     74,371       --           --            --          --          --            --


------------------------

(1) Excludes options to acquire up to 2,500,000 shares at $.15 per share issued to Mr. Porter in January 1999. See "Certain Relationships and Related Transactions."


Employment and Other Agreements

In January 1999, we entered into written employment agreements with Michael Porter and David Bezalel. Each employment agreement has a term of five (5) years. Each employment agreement has annual base compensation beginning at $75,000 annually starting May 31, 1999 and increasing $10,000 per year to annual compensation of $115,000 for 2004.

Each executive has the right, at his election, to receive compensation in the form of our restricted common stock valued at 50% of the closing bid price as such stock as of the date of executive's election. Each executive is entitled to bonuses as approved by our Board of Directors and reimbursement for ordinary and necessary business expenses.

Upon execution of each agreement, each executive was granted non-qualified stock options to purchase 2,500,000 shares of our Common Stock at an exercise price of $.15 per share. These options were immediately exercisable, contain a cashless exercise provision, and have an exercise period of ten (10) years. Each executive's employment agreement provides for an automobile allowance of $800 per month.

In January 1999, we also entered into a written employment agreement with Gerald Couture. This employment agreement has a term of five (5) years and has an annual base compensation of $60,000 for 480 hours of employment per year. As consideration for this employment agreement, Mr. Couture received an option to purchase 500,000 shares of our common stock over a ten-year period at $0.15 per share. These options may be immediately exercisable and contain a cash-less exercise provision.

During the term of these employment agreements, each executive agrees not to compete in the Collectible Toy business. The agreements provide for severance payments equal to 299% of the annual base compensation then due under each agreement in the event there is a "change of control" , as defined in the agreement, and the executive is subsequently terminated without cause. If Swartz eventually obtains sufficient shares to qualify as a "change in control", Alottafun! is still obligated to pay severance payments.

A "Change of Control" shall be deemed to have taken place if any person other than Executive Officers, collectively or immediately, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, becomes the owner or beneficial owner of our securities having more than 50% of the combined voting power of our then outstanding securities that may be cast for the election of our directors. A "Change of Control" shall not be deemed to have occurred if the person who becomes the owner of more that 50% of the combined voting power is the Executive or an entity (or entities) controlled by the Executive.


Incentive Stock Option Plan

We have in effect a stock option plan, which authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code (the "Plan"). The Plan was adopted in January, 1999. A total of 10,000,000 shares have been reserved for issuance under the Plan. As of May 1, 1999, 5,575,000 options to purchase a total of 5,575,000 shares at $.15 a share were issued and outstanding under the Plan.

The Plan provides that (a) the exercise price of options granted under the Plan shall not be less than the fair market value of the shares on the date on which the option is granted unless an employee, immediately before the grant, owns more than 10% of the total combined voting power of all classes of stock of Alottafun! or any subsidiaries, whereupon the exercise price shall be at least 110% of the fair market value of the shares on the date on which the option is granted; (b) the term of the option may not exceed ten years and may not exceed five years if the employee owns more than 10% of the total combined voting power of all classes of stock of Alottafun! or any subsidiaries immediately before the grant; (c) the shares of stock may not be disposed of for a period of two years from the date of grant of the option and for a period of one year after the transfer of such shares to the employee; and (d) at all time from the date of grant of the option and ending on the date three months before the date of the exercise, the employee shall be employed by Alottafun!, or our subsidiary, unless employment is terminated because of disability, in which cased such disabled employee shall be employed from date of grant to a year preceding the date of exercise, or unless such employment is terminated due to death.


Director Compensation

A director who is an employee receives no additional compensation for services as director or for attendance at or participation in meetings except reimbursement of out-of-pocket expenses and options. Outside directors will be reimbursed for out-of-pocket expenditures incurred in attending or otherwise participating in meetings and may be issued stock options for serving as a director. We have no other arrangements regarding compensation for services as a director.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Alottafun! was originally formed as a Wisconsin corporation in 1993. In September, 1998, we reincorporated as a Delaware corporation. In connection with this reincorporation from Wisconsin to Delaware, our Articles of Incorporation were amended to provide for the issuance of 25,000,000 shares, of which 5,000,000 shares were designated as Preferred Stock and 20,000,000 designated as Common Stock. In June 1999, we amended our Certificate of Incorporation to provide for the issuance of 55,000,000 shares, of which 5,000,000 shares are Preferred Stock and 50,000,000 Common Stock.

Mr. Porter, our founder, was originally issued 1,200,000 shares for nominal consideration. Mr. Porter has transferred 350,000 shares of our Common Stock he owns to unaffiliated individuals in satisfaction of certain Company indebtedness, more fully described below.

Mr. Porter and Mr. Bezalel are currently the holders of record of 2,000,000 of Series A Preferred Stock. Each individual owns 1,000,000 shares of the Series A Preferred Stock and are parties to a Preferred Stockholders Agreement, dated February 20, 1999. Neither Mr. Porter nor Mr. Bezalel may convert, sell, or transfer the Preferred Stock without giving the other a right of first refusal. However, Mr. Porter or Mr. Bezalel may pledge or encumber his Series A Preferred Stock if the proceeds of such loan, which is secured by such stock, is used by or advanced to Alottafun!. In the event of the death, disability or termination of employment for any reason, the voting rights of the Series A Preferred Stock shall transfer to either Mr. Porter or Mr. Bezalel. Mr. Porter and Mr. Bezalel each agree to vote all of their shares of Preferred Stock to elect each other as our directors.

In connection with the Preferred Stockholders Agreement, Mr. Porter and Mr. Bezalel each agree that during the term of the agreement and for a period of 2 years after the sale or transfer of the Series A Preferred Stock that neither individual will enter into any business that competes with the products offered by Alottafun!.

The Series A Preferred Stock held by Mr. Porter and Mr. Bezalel has the right to cast 25 votes per share on all matters submitted to the vote of other holders of Common Stock. The Series A Preferred Stock was issued to Mr. Porter and Mr. Bezalel, our founders, to assure complete and unfettered control of Alottafun! by our founders during our formative stages. The issuance of the Series A Preferred Stock constitutes an anti-takeover device since the approval of any merger or acquisition of Alottafun! will be completely dependent upon the approval of Mr. Porter and Mr. Bezalel.

Each share of the Series A Preferred Stock is convertible into 10 shares of our Common Stock depending on certain Company performance milestones by the election of either Mr. Porter or Mr. Bezalel. If either Mr. Porter or Mr. Bezalel elect to convert the Series A Preferred Stock into Common Stock, their relative ability to control the affairs of Alottafun! would be reduced because upon conversion, the Common Stock, which replaces the Preferred Stock, would only have one (1) per share as opposed to 25 votes per share.

Prior to filing this Form 10-SB, Mr. Porter and Mr. Bezalel entered into employment agreements which provide for annual base compensation and other benefits. In connection with each individual's employment agreement, Alottafun! agreed to issue options to acquire up to 2,500,000 shares of our Common Stock at an exercise price of $.15 per share, which was the fair market value of our Common Stock underlying such options as of the date of each executive's employment agreement. See "Executive Compensation - Employment Agreements".

During fiscal year 1997, Alottafun! paid Mr. Bezalel $16,000 in consulting fees. We paid Mr. Bezalel $15,500 as consulting fees.

In May of 1996, Mr. Porter personally assumed approximately $186,000 of Alottafun!'s trade debt to an unaffiliated party. Mr. Porter pledged his stock in Alottafun! as security for this debt. Mr. Porter was issued 400,000 shares of common stock for this debt assumption. The fair market value of this stock was equal to the amount of the reported debt or $186,000. As a result of this note payable assumption, there was no note or interest payable on Alottafun!'s balance sheets, for this particular obligation, as of December 31, 1997 and 1998. Mr. Porter subsequently defaulted on this obligation and did not make payments under his note as required. On March 31, 1999, Mr. Porter entered into a Stock Surrender Agreement in which he agreed to deliver 325,000 shares of his personally owned Company Common Stock to this unaffiliated individual. This individual shall have 180 days after delivery of the stock by Mr. Porter to sell these shares. If the sale of these shares generates at least $325,000, then Mr. Porter shall be released from any further obligation to this individual. If net proceeds from the sale of these 325,000 shares is less than $325,000, Mr. Porter shall immediately pay the difference of these amounts. In the event that our Common Stock for any reason is not publicly traded or if the weekly volume traded shares falls below 25,000 shares, then Mr. Porter should be required to immediately pay the remaining amounts owed regardless of any stock delivered pursuant to the Stock Surrender Agreement. Mr. Porter has agreed that while this obligation is outstanding he shall not sell, pledge, transfer or otherwise dispose of any of his stock or equity interests in Alottafun! . Sales of these shares pursuant to Rule 144 may have a depressive effect on the market price of our securities.

In March 1998, we engaged Gerald Couture of Couture & Company, Inc., as a consultant and subsequently in January 1999 expanded his responsibilities to serve as our Chief Financial Officer. Mr. Couture entered into an employment agreement with Alottafun! in January 1999. Previously, for his consulting services, we issued Mr. Couture 60,000 shares of our restricted Common Stocks. An additional 30,000 shares of Common Stock was issued to Couture & Company in connection with additional services required in connection with the preparation and filing of this Form 10-SB and our periodic reporting obligations under the 1934 Act, and the management of Alottafun! believes that all of the transactions with our officers, directors or affiliates were fair and in the best interests of Alottafun!, such transactions may not necessarily have been on the same terms as if negotiated from unaffiliated third parties. However, management believes that these terms are no less favorable than those that would have been available from unaffiliated third parties. Although no other transactions are contemplated, it is Alottafun!'s policy that all future transactions with our officers, directors or affiliates would be approved by members of our board of directors not having an interest in the transaction, and will be on terms no less favorable than could be obtained from unaffiliated third parties.


ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value ("Common Stock"), and 5,000,000 of preferred stock, $.0001 par value ("Preferred Stock"), issuable in series. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to this registration statement and by the provisions of applicable Delaware law.


As of September 1, 1999, there were 8,058,912 shares of Common Stock outstanding, held of record by approximately 151 stockholders. We hold 24,400 shares as treasury stock. In addition, as of September 1, 1999, there were 5,575,000 shares of Common Stock subject to outstanding options and 700,000 shares of Common Stock subject to outstanding warrants.

The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights. However, Mr. Porter and Mr. Bezalel, through their holdings of the voting Preferred Stock, control the affairs of Alottafun!, including the election of directors. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by Alottafun!, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the preferred stock. Holders of the Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of Alottafun!, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid and non-assessable.

Approximately 1,021,407 shares of our common stock are currently available for resale pursuant to Rule 144. The possibility of future sales by existing stockholders under Rule 144 or otherwise, may, in the future, have a depressive effect on the market price of our common stock, and such sales, if substantial, might also adversely affect our ability to raise additional capital.

Generally under Rule 144, a person holding restricted securities for a period of one (1) year may, if there is adequate public information available concerning the company, sell every three (3) months in ordinary brokerage transactions or transactions with a market maker an amount equal to the greater of (a) one percent (1%) of the company's outstanding stock or (b) the average weekly volume of sales during the 4 calendar weeks preceding the sale. Rule 144 does not limit the amount of restricted securities, which a person who is not an affiliate of the company may sell after 2 years. Affiliate sales under Rule 144 are subject to such volume limitations regardless of the length of the holding period. Sales under Rule 144, may, in the future, have a depressive effect on the market price of our securities. In addition, future sales of our common stock underlying outstanding options or warrants pursuant to Rule 144 or otherwise, could depress the market price of our common stock. We are unable to predict when such options, warrants or other commitments to purchase our common stock would in fact be exercised.

Our transfer agent is Manhattan Transfer Registrar Company of Lake Ronkonkoma, New York.


Preferred Stock

Our Board of Directors (without further action by the shareholders), has the option to issue from time to time authorized un-issued shares of Preferred Stock and determine the terms, limitations, residual rights, and preferences of such shares. We have the authority to issue up to 5,000,000 shares of Preferred Stock pursuant to action by our Board of Directors. As of the date of this registration statement, we have outstanding 2,000,000 shares of Series A Preferred Stock. One million of these shares are held by Mr. Porter and the other one million are held by Mr. Bezalel. Each share of the Series A Preferred Stock has the right to cast 25 votes per share on each and any matter on which the Common Stock is entitled to vote. Accordingly, Mr. Porter and Mr. Bezalel are able to control the affairs and operations of Alottafun! including, but not limited to, election of directors, sale of assets or other business opportunities. The Series A Preferred Stock has no dividend rights, redemption provisions, sinking fund provisions or preemptive rights. However, the Series A Preferred Stock holders have the right to convert each share of Series A
Preferred Stock into ten (10) shares of our Common Stock based upon the following targets. Each one-half (1/2) share of Series A Preferred Stock is convertible into five (5) shares of Common Stock. For example, we currently have 2,000,000 Series A Preferred shares outstanding, which would convert to a total of 10,000,000 shares of common stock at such time as the Corporation generated $5,000,000 of annual revenues in any twelve month period. Each remaining one half (1/2) share of Series A Preferred Stock is convertible into an additional five (5) shares of Common Stock at such time as the Corporation generates $10,000,000 in annual revenues in any twelve month period.

In the future, our Board of Directors has the authority to issue additional shares of Preferred Stock in series with rights, designations and preferences as determined by the Board of Directors. When any shares of Preferred Stock are issued, certain rights of the holders of Preferred Stock may affect the rights of the holders of Common Stock. The authority of the Board of Directors to issue shares of Preferred Stock with characteristics which it determines (such as preferential voting, conversion, redemption and liquidation rights) may have a deterrent effect on persons who might wish to take a takeover bid to purchase our shares at a price, which might be attractive to our shareholders. However, the Board of Directors must fulfill its fiduciary obligation to us and our shareholders in evaluating an takeover bid.


Certain Provisions of the Certificate of Incorporation and Bylaws

Our Certificate of Incorporation provides that no directors shall be personally liable to Alottafun! or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Delaware law. Our Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.


Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Alottafun! to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

         - the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

         - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

         - on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders.

A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.


Warrants

As of June 30, 1999, there are warrants outstanding to purchase a total of 700,000 shares of Common Stock at a price of $1.00625 per share. The holders of these warrants are entitled to piggyback registration rights under the
Securities Act subject to limitations specified in the agreement between Alottafun! and the warrant holders. We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate at such time as the holders are entitled to sell all of our shares in any three-month period under Rule 144 of the Securities Act.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Price of the Registrant's Common Stock

         The Common Stock is traded in the over-the-counter market in the so called "pink sheets," or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "ALFN." The transfer agent and registrar for the Common Stock is Manhattan Transfer Registrar Company of Lake Ronkonkoma, New York. The following table sets forth for the periods indicated the high and low sale prices for shares of the Common Stock as reported on the OTC.

                                               Sales Price (1)
                                               ---------------
                                      High                       Low
                                      ----                       ---
                   1997
         Fourth Quarter              5 1/8                      1 5/16
         Third Quarter               5                          1 7/8

                  1998
         Fourth Quarter              11/2                       5/32
         Third Quarter               2 1/16                     7/8
         Second Quarter              2 5/8                      9/16
         First Quarter               3                          1

                  1999
         First Quarter               3 1/4                      1/8
         Second Quarter              1 3/4                      13/16

(1) Our Common Stock began trading on approximately March 11, 1997. There is no trading market for our warrants.

Alottafun!'s common stock is not listed on NASDAQ, but is currently traded in the over-the-counter market in the so called "pink sheets," of the National Association of Securities Dealers, Inc. (the "NASD"). Accordingly, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market value of the common stock. Further, in the absence of a security being quoted on NASDAQ, a market price of at least $5.00 per share or a company having in excess of $4,000,000 in net tangible assets, trading in Alottafun!'s securities may be covered by a Securities and Exchange Commission ("SEC") rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers' written agreement to the transaction prior to the sale. Consequently, the rule affects the ability of broker-dealers to sell our securities and also may affect the ability of purchasers in this offering to sell their securities in the secondary market.

Previously, the SEC adopted seven rules ("Rules") under the Securities Exchange Act of 1934 requiring broker/dealers engaging in certain recommended transactions with their customers in specified equity securities falling within the definition of "penny stock" (generally non-NASDAQ securities priced below $5.00 per share) to provide to those customers certain specified information. Unless the transaction is exempt under the Rules, broker/dealers effecting customer transactions in such defined penny stocks are required to provide their customers with: (1) a risk disclosure document; (2) disclosure of current bid and ask quotations, if any; (3) disclosure of the compensation of the broker/dealers and its sales person in the transaction; and (4) monthly account statements showing the market value of each penny stock held in the customer's account.

Recent changes to Rule 15c2-11 require that companies, such as Alottafun!, must be reporting issuers under Section 12(g) of the Securities Exchange Act of 1934, as amended in order to maintain trading privileges on the "Electronic Bulletin Board". As such our failure to obtain clearance of this Form 10-SB or our inability to file form 10-K's, and other reports required under Section 12(g) on a timely basis would adversely effect the marketability of our securities. Our common stock currently trades on the "Pink Sheets" and will no qualify for trading privileges in the "Electronic Bulletin Board" until the staff of the Commission notifies the staff of the NASD that there are no more comments on the Form 10-SB.


As a result of the aforesaid rules regulating penny stocks, the market liquidity for Alottafun!'s securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

Dilution and Absence of Dividends

We have not paid any cash dividends on our common or preferred stock and we do not anticipate paying any such cash dividends in the foreseeable future. Earnings, if any, will be retained to finance future growth. We may issue shares of common stock and preferred stock in private or public offerings to obtain financing, capital or to acquire other businesses that can improve our performance and growth. Issuance and or sales of substantial amounts of common stock could adversely affect prevailing market prices of our common stock.

                            ITEM 2. LEGAL PROCEEDINGS

To the best knowledge of management there are no pending or threatened legal proceedings, which would have a material adverse effect on Alottafun!.

                      ITEM 3. CHANGES IN AND DISAGREEMENTS
                                WITH ACCOUNTANTS

        None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


For the 12 months ended, December 31, 1998, we raised approximately $228,000 through the sale of 849,694 shares of our Common Stock to approximately 26 unaffiliated investors. For the period commencing January 1st through May 1st 1999, we sold an additional 941,979 shares of Common Stock, which raised approximately $367,907. As of May 1, 1999, warrants to acquire 700,000 shares of our Common Stock at $1.00625 are outstanding. We relied upon Rule 504 of Regulation D and Section 4(2) for the issuance of these securities.

In December, 1998, we entered into a $300,000 Convertible Debenture Agreement with Lampton, Inc. and a $100,000 Convertible Debenture Agreement with GEM Management Limited. These debentures provided for a conversion at 65% of the average closing bid price for the 5 trading days prior to conversion. All
$400,000 of the convertible debentures held by GEM Management Limited and Lampton, Inc. were converted into a total of 3,931,211 shares of our Common Stock at an average conversion price of $.10 In connection with these debentures, we issued warrants to acquire approximately 411,000 shares of our Common Stock at an exercise price of $0.001. We relied upon Rule 504 of Regulation D and Section 4(2) for the issuance of these securities.

In connection with the execution of their employment agreements in January, 1999, Mr. Porter and Mr. Bezalel were each granted options to acquire up to 2,500,000 shares of the Common Stock at an exercise price of $.15 per share. In addition, Mr. Couture was granted an option to acquire 500,000 shares of the Common Stock also at an exercise price of $.15. We relied upon Section 4(2) for the issuance of these securities. See "Executive Compensation - Employment Agreements".

In April, 1999, Mr. Porter agreed to transfer 325,000 shares of Alottafun! Common Stock he owns to an unaffiliated party as part of an agreement to satisfy obligations of Alottafun! he personally assumed in 1996. The resale of these shares in satisfaction of this indebtedness pursuant to Rule 144 may have an adverse effect on the market price of our Common Stock.

In January, 1999, we issued an aggregate of 90,000 shares of our restricted Common Stock to Couture & Company in connection with consulting services. We relied upon Section 4(2) for the issuance of these securities. See "Certain Relationships and Related Transactions".

We issued 7,500 shares of our Common Stock to outside general corporate counsel in 1997 as partial payment for fees. We have also agreed to issue approximately 20,000 additional shares for services in connection with this Form 10-SB. We relied upon Section 4(2) for the issuance of these securities.

In June, 1999, we issued warrants to acquire 450,000 shares of our Common Stock at an exercise price of $1.00625 to Swartz Private Equity LLC. These warrants contain certain registration rights, anti-dilution and cashless exercise conversion provisions. We relied upon Section 4(2) for the issuance of these securities.

In June, 1999, we issued warrants to acquire up to 250,000 shares of our Common Stock at an exercise price of $1.00625 to Dunwoody Brokerage Services, Inc. in connection with the introduction by them of a web development company that is engaged to establish the infrastructure of our proposed Web site. We relied upon
Section 4(2) for the issuance of these securities.

We have 10,000,000 of our Common Stock reserved for issue under our Stock Option Plan.

In February 1999, Mr. Porter and Mr. Bezalel entered into a stockholders agreement with Alottafun! in connection with issuance of 1,000,000 shares each to Mr. Porter and Mr. Bezalel of Series A Voting Preferred Stock. These shares were issued for nominal consideration. We relied upon Section 4(2) for the issuance of these securities. See "Description of Securities - Preferred Stock".

For all above enumerated transactions, we relied upon various exemptions afforded by Section 4(2) and Section 3(b) of the Securities Act of 1933, as amended ("Securities Act") as an exemption available from the registration requirements of Section 5 of the Securities Act for transactions by an issuer not involved in a public offering. We have relied upon the Rule 504 offering exemption promulgated under Regulation D of the Securities Act prior to the repeal of this rule in April, 1999. No advertising or general solicitation was employed by us in the offering of any of our securities. All purchasers represented in a manner satisfactory to Alottafun!, that they were "accredited" or otherwise sophisticated based upon underlying subscription and purchase agreements. All purchasers had access to information we deem necessary to make an informed investment decision.

As of June 30, 1999, we had approximately 8,058,912 shares of our Common Stock outstanding. Of this amount, approximately 6,393,914 shares may be considered freely tradable under the Securities Act. The remaining approximate 1,632,067 shares of Alottafun!'s outstanding Common Stock are "restricted securities", including shares held by officers and directors, as that term is defined under Rule 144 promulgated under the Securities Act.

Generally under Rule 144, a person holding restricted securities for a period of one (1) year may, if there is adequate public information available concerning the Company, sell every three months in ordinary brokerage transactions or transactions with a market maker an amount equal to the greater of (a) 1% of the Company's then outstanding stock or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. Rule 144 does not limit the amount of restricted securities, which a person who is not an affiliate of the Company may sell after two years. Affiliate sales under Rule 144 are subject to such volume limitations regardless of the length of the holding period. Sales under Rule 144 may, in the future, have a depressive effect on the market price of the Company's securities should a public market develop.

In addition to sales subject to resale pursuant to Rule 144, Alottafun! has approximately 6,250,000 warrants, options or other commitments to issue 6,250,000 shares of Common Stock outstanding. In addition, each share of Voting Preferred Stock held by Mr. Porter and Mr. Bezalel is convertible into 10 shares of Common Stock. If we elect to draw upon the Swartz equity credit facility, a substantial number of additional shares of Common Stock would be issued at unknown values. The exercise of such options, warrants, or other commitments to acquire our Common Stock could have a potentially depressive effect on the market value of the Common Stock. We are unable to predict when such options, warrants or other commitments to purchase our Common Stock would in fact be exercised.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Liability and Indemnification of Officers and Directors

Delaware General Corporation Law (the "DGCL") provides that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, the DGCL provides in relevant part that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper. Our Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the DGCL.

Alottafun!'s Certificate of Incorporation provides that no director of Alottafun! shall be personally liable to Alottafun! or our stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the DGCL.

Alottafun!'s Bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

                                    PART F/S
                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         See Part III for listing of financial statements and exhibits herein, which include:

         1. Audited Financial Statements consisting of Alottafun!'s balance sheet as of December 31, 1998, and related statements of operations, changes in stockholders equity, and cash flows ended December 31, 1997 and 1998, as audited by Pender, Newkirk & Company, Certified Public Accountant, along with its report thereon.


         2. Unaudited Interim Financial Statements consisting of a Balance Sheet as of June 30, 1999, the last day of Alottafun!'s most recent past fiscal quarter and related statements of operations and cash flows for the three and six months periods then ended.

                                    PART III
                                    EXHIBITS

A.       Financial Statements:

         The following is a list of each financial statement filed under Part f/s of this Registration Statement:

         1. Audited Financial Statements consisting of Alottafun!'s balance sheet as of December 31, 1998, and related statements of operations, changes in stockholders equity, and cash flows ended December 31, 1997 and 1998, as audited by Pender, Newkirk & Company, Certified Public Accountant, along with its report thereon.


         2. Unaudited Interim Financial Statements consisting of a Balance Sheet as of June 30, 1999, and related Statements of Operation and Cash Flows for the three and six months then ended June 30, 1999 and 1998.



B.   Index of Exhibits:

All of the items below are incorporated by reference to the Registrant's General Form For Registration of Securities filed June 9, 1999, except for Exhibits 6(e), 6(h), and 10, which are included with this filing.

                       EXHIBITS AND SEC REFERENCE NUMBERS


Number                     Title of Document                           Location
------                     -----------------                           --------
2(a)                       Certificate of Incorporation (2)
2(b)                       Plan of Merger (2)
2(c)                       Agreement and Plan of Merger (2)
2(d)                       Certificate of Merger (2)
2(e)                       Amendment to Certificate of Incorporation to Increase
                           Authorized Shares (2)
2(f)                       ByLaws (2)
3(a)                       Amended and Restated Certificate of Designation,
3(b)                       Convertible Debenture Agreement by and between
                           Alottafun! and Lampton, Inc. and GEM Management
                           Limited dated December 8, 1998 (2)
3(c)                       2% Convertible Debenture (2)
3(d)                       Warrant to Purchase Common Stock (2)
3(e)                       Escrow Agreement (2)
3(f)                       Preferred Shareholder Agreement (2)
6(a)                       Agreement by and between Michael Porter and Brian
                           Henke (2)
6(b)                       Employment Contract with Michael Porter
                           dated 1/22/99 (2)
6(c)                       Employment Contract with David Bezalel
                           dated  1/22/99 (2)
6(d)                       Employment Contract with Gerald Couture
                           dated 1/22/99 (2)
6(e)                       Amended Investment Agreement by and between
                           Alottafun! and Swartz Private Equity, LLC
                           Dated June 3, 1999. (1)
6(f)                       Amended Registration Rights Agreement by and between
                           Alottafun! and Swartz Private Equity, LLC

6(g)                       Stock Option Plan of Alottafun! dated
                           May __, 1999 (2)
10                         Consent of Pender, Newkirk & Company, CPA (1)

(1)  Filed Herewith.
(2)  Filed as exhibits to Form 10-SB filed on June 9, 1999.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ALOTTAFUN!, INC.


Dated:   September 21, 1999     By: /s/ Michael Porter
                                --------------------------------------
                                Michael Porter
                                Chief Executive Officer




Dated:   September 21, 1999    By: /s/ Gerald Couture
                               --------------------------------------
                               Gerald Couture
                               Chief Financial Officer, Principal
                               Accounting Officer

                              Financial Statements

                                Alottafun!, Inc.

                     Years Ended December 31, 1998 and 1997
                          Independent Auditors' Report

                                Alottafun!, Inc.

                              Financial Statements

                     Years Ended December 31, 1998 and 1997










                                    Contents



Independent Auditors' Report on Financial Statements.........................1

Financial Statements:

    Balance Sheet............................................................2
    Statements of Operations.................................................3
    Statements of Changes in Stockholders' Deficit...........................4-5
    Statements of Cash Flows.................................................6-7
    Notes to Financial Statements...........................................8-18

                          Independent Auditors' Report



Board of Directors
Alottafun!, Inc.
West Bend, Wisconsin


We have audited the accompanying balance sheet of Alottafun!, Inc., hereinafter referred to as the Company, as of December 31, 1998 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Notes 1 and 2 to the financial statements, the Company has sustained substantial losses since inception that total approximately $2,900,000, has used cash in operations of approximately $656,000 for the years ended December 31, 1998 and 1997, has a negative tangible net worth of approximately $278,000 at December 31, 1998, and is currently in default on approximately $81,000 of notes payables. Additionally, the Company has not had significant revenues over the past two years. These issues raise substantial doubt about the Company's ability to continue as a going concern. Realization of the Company's assets is dependent upon the Company's ability to raise additional capital, as well as generate revenues sufficient to result in future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Pender, Newkirk & Company

Certified Public Accountants
Tampa, Florida
May 9, 1999, except for Note 13, as to which the date is June 1, 1999

                                                 Alottafun!, Inc.

                                                   Balance Sheet

                                                 December 31, 1998



Assets
Current assets:
    Cash                                                                                            $       411,114
    Inventory                                                                                                 4,914
    Deposits, inventory purchases                                                                            19,450
    Other assets                                                                                              6,929
                                                                                                    ---------------
Total current assets                                                                                        442,407
                                                                                                    ---------------

Property and equipment, net of  accumulated depreciation                                                     25,710
                                                                                                    ---------------

Other assets:
    Deferred financing costs, net of accumulated amortization                                                32,991
    Other intangibles, net of accumulated amortization                                                      192,043
                                                                                                    ---------------
Total other assets                                                                                          225,034
                                                                                                    ---------------

                                                                                                    $       693,151
                                                                                                    ===============

Liabilities and Stockholders' Deficit Current liabilities:
    Current maturities of long-term debt                                                            $       183,953
    Accounts payable                                                                                         99,121
    Accrued expenses                                                                                         80,015
                                                                                                    ---------------
Total current liabilities                                                                                   363,089
                                                                                                    ---------------

Long-term debt, net of current maturities                                                                   360,489
                                                                                                    ---------------

Mandatorily redeemable equity instruments; par value of $.01
    per share; 4,643 shares issued and outstanding                                                           22,715
                                                                                                    ---------------

Stockholders' deficit:
    Preferred stock; par value of $.0001 per share; 5,000,000 shares authorized; no shares issued and outstanding
    Common stock; par value of $.01 per share; 20,000,000 shares
        authorized; 3,832,433 shares issued; 3,808,033 shares outstanding                                    38,080
    Additional paid-in capital                                                                            2,875,905
    Accumulated deficit                                                                                  (2,899,239)
    Treasury stock, at cost; 24,400 shares                                                                  (67,888)
                                                                                                    ---------------
Total stockholders' deficit                                                                                 (53,142)
                                                                                                    ---------------

                                                                                                    $       693,151

                                                                                                    ===============


Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                                                 Alottafun!, Inc.

                                             Statements of Operations





                                                                                         Year Ended December 31,
                                                                                    -------------------------------
                                                                                        1998                1997
                                                                                    -------------------------------
Revenue:
    Sales, net of allowance and discounts                                           $     37,429       $     54,963
                                                                                    -------------------------------

Costs and expenses:
    Cost of sales                                                                         28,543             13,154
    Obsolete inventory                                                                                       14,867
                                                                                    -------------------------------
                                                                                          28,543             28,021
                                                                                    -------------------------------

Gross profit                                                                               8,886             26,942
                                                                                    -------------------------------

Operating expenses:
    Selling                                                                               66,886             64,386
    General and administrative                                                           387,241            308,040
    Depreciation and amortization                                                         13,976             37,087
                                                                                    -------------------------------
                                                                                         468,103            409,513
                                                                                    -------------------------------

Loss from operations                                                                    (459,217)          (382,571)
                                                                                    -------------------------------

Other expense:
    Net realized loss on sale of securities, trading                                     (35,507)            (5,917)
    Unrealized gain on securities, trading                                                                    8,380
    Interest expense                                                                    (294,896)           (77,667)
    Loss on impairment of fixed assets                                                                      (92,081)
                                                                                    -------------------------------
Total other expense                                                                     (330,403)          (167,285)
                                                                                    -------------------------------

Loss before taxes and extraordinary gain                                                (789,620)          (549,856)

Income taxes                                                                                                  8,200
                                                                                    -------------------------------

Net loss before extraordinary gain                                                      (789,620)          (541,656)

Extraordinary gain on forgiveness of debt, net of
    income tax of $8,200                                                                                     46,424
                                                                                    -------------------------------

Net loss                                                                            $   (789,620)      $   (495,232)
                                                                                    ===============================

Loss per common share:
    Loss before extraordinary gain                                                         $(.31)             $(.28)
    Extraordinary gain                                                                                          .02
                                                                                    -------------------------------
Net loss per common share                                                                  $(.31)             $(.26)
                                                                                    ===============================





Read independent auditors' report. The accompanying notes are an integral part of the financial statements.


                                                 Alottafun!, Inc.

                                  Statements of Changes in Stockholders' Deficit

                               For the Period December 31, 1996 to December 31, 1998





                                                                                               Common Stock
                                                                                         --------------------------
                                                                                         Shares          $.01 Par
                                                                                         Issued            Value
                                                                                         --------------------------

Balance, December 31, 1996                                                                2,849,369      $   28,494

Issuance of common stock for cash, net of offering costs
    of $167,836                                                                             615,525           6,155

Issuance of common stock for services                                                        94,000             940

Conversion of debt to equity by creditors                                                     5,968              60

Reverse 1-for-2 stock split                                                              (1,784,169)        (17,842)

Issuance of common stock for cash                                                           339,150           3,391

Issuance of common stock for services                                                         1,000              10

Conversion of debt to equity by creditors                                                     7,500              75

Acquisition of treasury stock

Net loss for year
                                                                                          ---------        --------
Balance, December 31, 1997                                                                2,128,343          21,283

Acquisition of treasury stock

Issuance of common stock for services                                                       237,700           2,377

Conversion of debt to equity by creditors                                                    27,500             275

Issuance of common stock for cash                                                           730,900           7,309







Read independent auditors' report. The accompanying notes are an integral part of the consolidated financial statements.




Additional
  Paid-In          Accumulated Treasury
  Capital               Deficit             Stock              Total
--------------      ------------------      -----              -----

$    1,202,819     $     (1,614,387)                         $    (383,074)


       354,564                                                     360,719

        75,560                                                      76,500

        11,876                                                      11,936

        17,842

       312,572                                                     315,963

           490                                                         500

         4,682                                                       4,757

                                         $     (61,133)            (61,133)

                           (495,232)                              (495,232)
--------------------------------------------------------------------------

     1,980,405           (2,109,619)           (61,133)           (169,064)

                                                (6,755)             (6,755)

       152,078                                                     154,455

        44,725                                                      45,000

       220,798                                                     228,107




                                                 Alottafun!, Inc.

                                  Statements of Changes in Stockholders' Deficit

                               For the Period December 31, 1996 to December 31, 1998




                                                                                               Common Stock
                                                                                         --------------------------
                                                                                         Shares          $.01 Par
                                                                                         Issued            Value
                                                                                         --------------------------
Intrinsic value of convertible feature of debentures
    with detachable warrants

Issuance of common stock for conversion of debentures                                       269,590           2,696

Exercise of detachable warrants                                                             411,000           4,110

Issuance of common stock in settlement of mandatorily
    redeemable equity instruments                                                             3,000              30

Net loss for year

Balance, December 31, 1998                                                                3,808,033      $   38,080
                                                                                       ============================



Read independent auditors' report. The accompanying notes are an integral part of the consolidated financial statements.




Additional
  Paid-In             Accumulated          Treasury
  Capital               Deficit             Stock              Total
------------        -----------         ------------        -----------
       440,949                                                     440,949

        37,304                                                      40,000

        (4,110)


         3,756                                                       3,786

                           (789,620)                              (789,620)
--------------------------------------------------------------------------

$    2,875,905     $     (2,899,239)     $     (67,888)      $     (53,142)
==========================================================================





                                                 Alottafun!, Inc.

                                             Statements of Cash Flows






                                                                                         Year Ended December 31,
                                                                                     ------------------------------
                                                                                           1998             1997
                                                                                     ------------------------------
Operating activities
    Net loss                                                                         $   (789,620)      $  (495,232)
                                                                                     ------------------------------
    Adjustments to reconcile net loss to net cash used
        by operating activities:
           Depreciation and amortization                                                   13,976            37,086
           Loss on impairment of fixed assets                                                                92,081
           Loss on sale of marketable securities                                           35,507             5,917
           Unrealized gain on marketable securities                                                          (8,380)
           Interest due to conversion feature of convertible debentures                   223,529
           Interest on warrants                                                            25,377
           Common stock issued for services                                               154,455            77,000
           (Increase) decrease in:
               Inventory                                                                    8,086            10,910
               Other assets                                                                (1,013)            2,264
               Deposits                                                                   (19,250)
           Increase (decrease) in:
               Accounts payable                                                           (96,218)           (9,999)
               Accrued expenses                                                            26,452            51,378
                                                                                     ------------------------------
    Total adjustments                                                                     370,901           258,257
                                                                                     ------------------------------
    Net cash used by operating activities                                                (418,719)         (236,975)
                                                                                     ------------------------------

Investing activities
    Acquisition of equipment and intangible assets                                        (34,969)          (33,008)
    Proceeds from sale of marketable securities                                         1,320,231           290,840
    Purchase of marketable securities                                                  (1,203,794)         (440,320)
                                                                                     ------------------------------
    Net cash provided (used) by investing activities                                       81,468          (182,488)
                                                                                     ------------------------------

Financing activities
    Proceeds from collection of stock subscription                                        126,213
    Proceeds from common stock and related paid-in capital                                221,699           718,294
    Payment of offering costs                                                                              (167,826)
    Purchase of treasury stock                                                             (6,755)          (61,133)
    Principal reductions of long-term debt                                                (27,688)          (25,350)
    Issuance of convertible debentures                                                    400,489
    Reduction in mandatorily redeemable equity instruments                                 (4,615)           (5,500)
                                                                                     ------------------------------
    Net cash provided by financing activities                                             709,343           458,485
                                                                                     ------------------------------

Net increase in cash                                                                      372,092            39,022

Cash at beginning of year                                                                  39,022
                                                                                     ------------------------------

Cash at end of year                                                                  $    411,114       $    39,022
                                                                                     ==============================






Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                                Alottafun!, Inc.

                            Statements of Cash Flows





                                                       Year Ended December 31,
                                                       -----------------------
                                                        1998             1997
                                                       -----------------------
Supplemental disclosures of cash flow information
    and noncash financing activities
        Cash paid during the year for interest         $  14,821    $  20,429
                                                       =======================

    During the year ended December 31, 1997, the Company exchanged 13,468 shares of common stock for accounts payable totaling $16,693. The number of shares issued was based on the fair value of the stock.

    During the year ended December 31, 1997, the Company issued 345,000 shares of common stock. The Company received $80,000 in cash and received stock subscriptions of $126,213. The stock subscriptions are accounted for as a non-cash transaction.

    During the year ended December 31, 1998, the Company exchanged 27,500 shares of common stock as payment on $45,000 of notes payable.

    In addition, the Company reclassified 3,000 shares of the mandatorily redeemable equity instruments to common stock. This was done as payment against the outstanding payable of $3,786.

    The Company issued approximately $400,000 in convertible debentures in 1998 that are convertible into common stock. The Company has recorded interest of approximately $223,500 to reflect the intrinsic value of the conversion feature of these debentures. In December 1998, $40,000 of the debentures were converted into 269,590 shares of common stock.

    In connection with the convertible debentures, the Company issued detachable stock warrants to acquire 411,000 shares of common stock valued at $217,420, which is recorded as other intangible assets in the accompanying financial statements. The Company used the Black-Scholes pricing-model to value these warrants. These shares were issued in December 1998.




Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



1.      Background Information

Alottafun!, Inc. (the "Company") was incorporated in the state of Wisconsin on August 2, 1993, and effectively re-incorporated in the state of Delaware on September 17, 1998 by merging the Wisconsin corporation into a newly created Delaware corporation. The Company was in the development stage through December 31, 1996. In 1996, the Company received significant revenue from the sale of toys and candy. Beginning on January 1, 1997, the Company was considered to be an operating company. The Company headquarters is located in West Bend, Wisconsin.

Initially, the Company operated as an assembler of toy and candy packages. Its customers were retailers and distributors located primarily throughout the mid-eastern United States.

In 1997, the Company ceased its assembly operations and changed its focus to distribution of toys and candy packages. Starting in late 1998, the Company again shifted its focus, this time towards becoming a toy manufacturer and marketer with a more extensive toy line. Included in this line are tea and cook sets, housekeeping toys, games and puzzles, purses, and ride on cars. The Company intends to distribute the product line through leading toy retailers and over the Internet.


2.      Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has sustained substantial losses since inception that total approximately $2,900,000, has used cash in operations of approximately $656,000 for the years ended December 31, 1998 and 1997, and has a negative tangible net worth of $(278,000). In addition, as further explained in Note 5 to the financial statements, the Company is currently in default on approximately $81,000 of notes payable. The Company also has no significant revenues. Presently, the Company's ability to develop a product and transition to attaining profitable operations is dependent upon obtaining adequate financing and achieving a level of sales adequate to support the Company's cost structure. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.







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                                       8

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



3.      Significant Accounting Policies

The significant accounting policies followed are:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company extends credit to its various customers based on the customer's ability to pay. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

        Property and equipment are stated at cost. Additions and improvements to property and equipment are capitalized. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations. Depreciation is computed on the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years.

        Inventories are stated at the lower of cost or market, determined on an average cost method.

        Costs incurred in obtaining financing are being amortized over the loan life on a straight-line basis. Amortization for the years ended December 31, 1998 and 1997 amounted to $1,001 and $1,001, respectively. The costs have been fully amortized as of December 31, 1998 and 1997.

        Selling costs related to the issuance of debentures have been capitalized and are being amortized over the life of the debentures using the interest method. Amortization amounted to $549 for the year ended December 31, 1998.

        The Company records revenue and related profit when the product is shipped to the customer.

        Deposits,   inventory   purchases   include   money   advanced   to  toy
        manufacturers for the purchase of the Company's toy inventory. The deposit is reduced as toy shipments are received.



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                                       9

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



3.      Significant Accounting Policies (continued)

        The Company  accounts  for  marketable  securities  in  accordance  with
        Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification on its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Management has classified its marketable securities as "trading securities." Trading securities are bought and held principally for the purpose of selling them in the near term. Unrealized holding gains and losses are deemed temporary and are included in earnings. The cost of the marketable securities is based on the specific identification method. Interest and dividends on equity securities are included in investment income. The Company had no marketable securities at December 31, 1998.

        FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement provides that expense equal to the fair value of all stock-based awards on the date of the grant be recognized over the vesting period. Alternatively, this statement allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation expense is recorded on the date the options are granted to employees equal to the excess of the market price of the underlying stock over the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of the provisions of FASB No. 123.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.










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                                       10

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



3.      Significant Accounting Policies (continued)

        The Company follows FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows are expected to result from the use of the assets and their eventual disposition.

        The Company issues stock in lieu of cash for certain transactions. Generally, the fair value of the stock, based on comparable cash purchases, is used to value the transactions.

        Offering costs associated with the sale of stock are capitalized and offset against the proceeds of the offering or expenses if the offering is unsuccessful.

        The Company issued approximately $400,000 in convertible debentures in 1998. These debentures are convertible into common stock. The Company has recorded interest totaling $223,529 to reflect the intrinsic value of the beneficial conversion feature of these debentures. The convertible debentures are convertible at any time over a five-year period.

        In connection with the convertible debentures, the Company issued detachable stock warrants to acquire 411,000 shares of common stock valued at $217,420, which is recorded as other intangibles in the accompanying financial statements. The Company used the Black-Scholes pricing-model to value these warrants. The value of these warrants is being amortized over the five-year life of the convertible debentures. The conversion of the debentures into stock accelerates the amortization of the warrants.

        Basic loss per share (EPS) is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Diluted EPS is not presented because they are anti-dilutive.






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                                       11

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



4.      Property and Equipment

Property and equipment at December 31, 1998 consist of:

        Leasehold improvements                                    $    7,800
        Office equipment                                              16,386
        Warehouse equipment                                           55,404
                                                                  ----------
                                                                      79,590
        Less accumulated depreciation                                 53,880
                                                                  ----------
                                                                  $   25,710
                                                                  ==========

During 1997, the Company ceased its assembly line and changed its focus to distribution of toys and candy packages. The Company determined that many of the fixed assets maintained by the Company had become impaired. These items consisted of dies, films, molds, trademarks, and packaging design costs. This decision was based on the continuing operating losses of the Company and its inability to generate future cash flows from this product line. The expected future cash flows from carrying these assets was projected to be $0 as of December 31, 1997. Accordingly, the carrying values of the impaired assets were written off resulting in a loss of approximately $92,000.


5.      Notes Payable and Long-Term Debt

Notes payable and long-term debt at December 31, 1998 consist of:

        Note payable to bank; payable in monthly installments
           of $3,350 including principal and interest at 2.25%
           over prime; remaining unpaid balance due on
           July 6, 1999; collateralized by all assets of the
           Company; personally guaranteed by majority
           stockholder and 90.0% by the U.S. Small Business
           Administration                                           $    22,808
        Revolving note payable to bank (loan limited to lesser
           of $100,000 or $30,000, plus 50.0% of accounts receivable); interest at 2.0% over the bank's base rate; interest payable monthly; outstanding principal payable via lockbox collection of accounts receivable; collateralized by a selective business security
           agreement and personal guarantees; due on demand              30,000




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                                       12

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



5.      Notes Payable and Long-Term Debt (continued)

        Note payable to Private  Industry  Council of  Milwaukee  County,  Inc.;
           interest at 18.0%; unsecured; payments of $8,750 each were required on July 5, 1996, October 5, 1996,
           and April 5, 1997; in default                                 70,000
        Note payable, unsecured; payable in monthly
           installments of  $903, including principal
           and interest at 18.0% per annum; in default                   11,043
        Note payable, unsecured; interest at 24.0% per
           annum; due on demand                                          50,102
        Convertible debentures; 2.0% interest per annum;
           maturity date of December 8, 2003; payments
           semi-annually in arrears; convertible into shares
           of common stock at the noteholders' option                   360,489
                                                                    -----------
                                                                        544,442
Less current maturities                                                 183,953
                                                                    -----------
                                                                    $   360,489
                                                                    ===========

Principal reductions of long-term debt for future years are as follows:

         Year Ending
         December 31,
         -----------
             1999                                                  $    183,953
             2003                                                       360,489
                                                                   ------------
                                                                   $    544,442
                                                                   ============


6.      Mandatorily Redeemable Equity Instruments

As part of the Company's restructuring in 1996, the Company issued 7,955 shares of stock valued at $37,014 for concessions in accounts payable. Each share contained a call feature that obligated the Company to repurchase the shares of stock by December 31, 1996; however, all shares were not repurchased as of that date. Of this amount, $14,299 has been paid as of December 31, 1998 and the remainder is past due. The remaining $22,715 is included in the accompanying financial statements as mandatorily redeemable equity instruments, which represent 4,643 shares.





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                                       13

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



7.      Common Stock

The minutes of the Company reflect that a 1-for-2 reverse stock split for its $.01 par value common stock was authorized on August 25, 1997. The reverse split reduced the total shares outstanding at that date from 3,564,862 to 1,784,169. The new post-split shares retained a par value of $.01 per share and the accompanying financial statements were adjusted to reflect this change.

In December 1997, the Company acquired 18,400 shares of common stock for $61,133. In January 1998, the Company acquired an additional 6,000 shares of common stock for $6,755. These shares are shown as treasury stock on the financial statements and are shown at cost. Treasury stock totaled $67,888 at December 31, 1998.

The Company issued $400,000 in convertible debentures in December 1998. The debentures pay interest at two percent per annum and mature on December 8, 2003. The debentures are convertible into shares of common stock at the option of the holder and may be converted at any time commencing on the issue date. The conversion price for each debenture at the date of conversion will be the lessor of $1.25 or 65 percent of the average closing bid price for the five trading days immediately preceding the conversion date. If the closing price is less than or equal to $.10 per share, the Company, at its sole option, may allow the holder to proceed with the conversion or may redeem the unconverted amount of debentures at 154 percent of such unconverted amount, plus any accrued and unpaid interest. The stock was trading at $.53 per share on the date of issuance. Based upon this price, the debentures could be converted into approximately 1,176,000 shares of stock. The Company has recorded interest of approximately $223,500 to reflect the intrinsic value of the conversion feature of these debentures.

In association with the convertible debentures listed above, the Company issued detachable stock warrants to acquire 411,000 shares of common stock. The warrants entitle the holders to purchase common stock at $.001 per share at any time prior to December 31, 2003. The Company used the Black-Scholes pricing-model to value the warrants. Based on this pricing-model, the value of the warrants is $217,519, which is shown as other intangible assets in the accompanying financial statements. This cost is being amortized over the five-year life of the convertible debentures; however, the conversion of debentures to stock accelerates the amortization. The Company has amortized $25,377 of the intrinsic value during the year ended December 31, 1998.








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                                       14

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



7.      Common Stock (continued)

The average fair value of the warrants at their grant during the year ended December 31, 1998 was $.529. The estimated fair value of each option and warrant granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighed average of the assumptions used in the model:

        Risk-free interest rate                                       5.67%
        Expected years until exercised                                   5
        Expected dividend yield                                          0
        Estimated fair market value of underlying stoc                $.53

During 1998, the Company issued 1,060,100 shares of stock. The checks issued for these shares were returned for lack of sufficient funds and all stock certificates were cancelled subsequent to year-end. These shares are not included in the common stock outstanding since the Company did not have constructive receipt of the money paid for those shares.


8.      Operating Leases

The Company is obligated under various month-to-month operating leases for the rental of space and related equipment. For 1998 and 1997, total rent amounted to $6,600 and $6,610, respectively.


9.      Income Taxes

The Company has incurred significant operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented. These operating losses give rise to a deferred tax asset at December 31, 1998 and are as follows:

        Deferred tax assets                                     $    1,018,000
        Allowance                                                   (1,018,000)
                                                                --------------
                                                                $            0
                                                                ==============









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                                       15

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



9.      Income Taxes (continued)

The Company has available at December 31, 1998 approximately $2.6 million of unused operating loss carryforwards that may be applied against future taxable income which would reduce taxes payable by approximately $1.0 million in the future. These operating loss carryforwards expire beginning in 2008. Due to the Company's history of operating losses, management has established a valuation allowance in the full amount of the deferred tax assets arising from these losses because management believes it is more likely than not that the Company will not generate sufficient taxable income within the appropriate period to offset these operating loss carryforwards. Income tax benefits resulting from the utilization of these carryforwards will be recognized in the periods in which they are realized for federal and state tax purposes.


10.     Extraordinary Gain

During 1997, several creditors accepted partial payments on balances due to each of them as payments in full. The net differences between amounts accepted as full payments and the vendors outstanding balances as of the date of acceptance are shown in the accompanying financial statements as extraordinary gain. The extraordinary item of $46,424 is net of income taxes of $8,200.


11.     Earnings Per Share

The following data shows the amounts used in computing earnings per share:

                                                  Year Ended December 31,
                                           ------------------------------
                                                  1998              1997
                                           ------------------------------

        Net loss                           $   (789,620)     $   (495,232)
                                           ==============================
        Weighted average number of
          common shares used in
          basic EPS                           2,528,155         1,917,013
                                           ==============================









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                                       16

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



12.     Commitments

The Company entered into an agreement to purchase the rights to a line of toys on June 26, 1998. In consideration of these rights, the Company will pay a royalty on all sales equal to two percent in 1999, one percent in 2000, and .05 percent in 2001, with a minimum guarantee royalty of $10,000 per year. During 1998, no royalties incurred in connection with this agreement.


13.     Subsequent Events

In January 1999, the Company initiated a stock option plan for employees of the Company. A total of 10,000,000 shares have been reserved for issuance under the plan. Approximately 5,500,000 options to purchase a total of 5,500,000 shares of stock were granted to executives of the Company as part of their employment agreements.

In January 1999, the Company entered into employment agreements with two stockholders of the Company. Each employment agreement has a term of five years and has an annual base compensation beginning at $75,000 annually for the 12-month period ending May 31, 2000. The agreements increase $10,000 per year to an annual compensation of $115,000 for the 12-month period ending May 31, 2004. Each executive has the right, at his election, to receive compensation in the form of the Company's restricted common stock valued at 50 percent of the closing bid price as of the date of the executive election. In addition, upon execution of the employment agreements, each executive was granted non-qualified stock options to purchase 2,500,000 shares of the Company's common stock at an exercise price of $.15 per share, which was the fair value at the date of the grant. These options are immediately exercisable and have an exercise period of 10 years.

Additionally, in January 1999, the Company entered into an employment agreement with its chief financial officer. This employment agreement has a term of five years. The annual compensation is $60,000 for 480 hours of service. As consideration for this employment agreement, the chief financial officer received an option to purchase 500,000 shares of the Company's common stock over a 10-year period at $.15 per share, which was the fair value at the date of the grant. These options may be immediately exercisable.

Each of the above employment agreements has a non-compete clause. The agreements also generally provide for severance payments equal to 299 percent of the annual base compensation then due under each agreement in the event of termination without cause.






Read independent auditors' report.

                                Alottafun!, Inc.

                          Notes to Financial Statements

                     Years Ended December 31, 1998 and 1997



13.     Subsequent Events (continued)

Subsequent to December 31, 1998, the holders of the convertible debentures exercised their option to convert $358,000 of the debentures into 3,250,621 shares of common stock. As a result of this conversion, the Company accelerated the amortization of the intrinsic value assigned to the detachable stock warrants.

In February 1999, the Company issued two stockholders/officers 1,000,000 shares each of preferred stock. Each share of preferred stock entitles the holder to 25 votes on matters that the holders of common stock are entitled to vote on. The holders are not entitled to receive dividends. The preferred stock may be converted by the holders based on the Company attaining specified annual revenue limits.

Subsequent to December 31, 1998, the Company's board of directors changed the capitalization of the Company. The number of authorized shares of common stock was increased from 20,000,000 shares to 50,000,000 shares.












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                                       18

                              Financial Statements

                                Alottafun!, Inc.

                     Six Months Ended June 30, 1999 and 1998

                                   (Unaudited)

                                Alottafun!, Inc.

                              Financial Statements

                     Six Months Ended June 30, 1999 and 1998











                                    Contents




Financial Statements:

    Balance Sheet...........................................................21
    Statements of Operations................................................22
    Statements  of Changes in Stockholders' Deficit.........................23
    Statements of Cash Flows................................................24
    Notes to Financial Statements......................................25 - 26

                                             Alottafun!, Inc.

                                               Balance Sheet

                                                                                             June 30,
                                                                                               1999
                                                                                       ---------------------
                                                                                             (Unaudited)

Assets
Current assets:
     Cash                                                                                         $ (16,236)
     Marketable securities                                                                          655,979
     Inventory                                                                                       21,017
     Deposits, inventory purchases                                                                    9,750
     Other assets                                                                                       722
                                                                                       ---------------------
Total current assets                                                                                671,232
                                                                                       ---------------------

Property and equipment, net of  accumulated depreciation                                            113,236
                                                                                       ---------------------

Other assets:
     Other intangibles, net of accumulated amortization                                                 298
                                                                                       ---------------------
Total other assets                                                                                      298
                                                                                       ---------------------


                                                                                                  $ 784,766
                                                                                       =====================

Liabilities and Stockholders' Deficit
Current liabilities:
     Current maturities of long-term debt                                                         $ 628,968
     Accounts payable                                                                               167,127
     Accrued expenses                                                                                 3,474
                                                                                       ---------------------
Total current liabilities                                                                           799,569
                                                                                       ---------------------

Mandatorily redeemable equity instruments; par value of $.01
     per share; 4,643 shares issued and outstanding.                                                 22,715
                                                                                       ---------------------

Stockholders' deficit:
     Common stock; par value of $.01 per share; 50,000,000 shares
     authorized; 8,025,026 shares outstanding.                                                       80,250

     Preferred stock; par value of $.0001; 5,000,000 shares
     authorized; 2,000,000 and zero shares issued and outstanding.                                      200

     Additional paid-in capital                                                                   3,625,535
     Accumulated deficit                                                                         (3,675,615)
     Treasury stock, at cost; 24,400 shares                                                         (67,888)
                                                                                       ---------------------
Total stockholders' deficit                                                                         (37,518)
                                                                                       ---------------------


                                                                                                  $ 784,766
                                                                                       =====================


The accompanying notes are an integral part of the financial statements.

                                                              Alottafun!, Inc.

                                                          Statements of Operations







                                                                 Three Months Ended June 30,           Six Months Ended June 30,
                                                              ---------------------------------   ----------------------------------
                                                                   1999               1998              1999               1998
                                                              ---------------------------------   ----------------------------------
                                                                 (Unaudited)        (Unaudited)     (Unaudited)        (Unaudited)
Revenue:
   Sales, net of allowance and discounts                              $ 471            $ 2,349        $ 19,931           $ 26,572

Cost of sales                                                           348              1,410          15,795             25,523
                                                              ---------------------------------   ----------------------------------

Gross profit                                                            123                939           4,136              1,049
                                                              ---------------------------------   ----------------------------------

Operating expenses:
   Selling                                                           24,234             10,926          72,199             36,015
   General and administrative                                       149,475             64,822         293,607            102,762
   Depreciation and amortization                                      3,793              3,494          39,297              6,988
                                                              ---------------------------------   ----------------------------------
                                                                    177,502             79,242         405,103            145,765
                                                              ---------------------------------   ----------------------------------

Loss from operations                                               (177,379)           (78,303)       (400,967)          (144,716)
                                                              ---------------------------------   ----------------------------------

Other expense:
   Net realized gain (loss) on sale of securities, trading         (133,091)             5,690        (139,437)            42,088
   Unrealized gain (loss) on securities, trading                     44,175             (8,380)        (34,440)            (8,380)
   Interest expense                                                  (5,880)            (5,255)       (201,532)            (9,508)
                                                              ---------------------------------   ----------------------------------
Total other expense                                                 (94,796)            (7,945)       (375,409)            24,200
                                                              ---------------------------------   ----------------------------------

Loss before taxes                                                  (272,175)           (86,248)       (776,376)          (120,516)

Income taxes
                                                              ---------------------------------   ----------------------------------

Net loss                                                         $ (272,175)         $ (86,248)     $ (776,376)        $ (120,516)
                                                              =================================   ==================================


                                                              ---------------------------------   ----------------------------------
Net loss per common share                                           $ (0.02)           $ (0.04)        $ (0.07)           $ (0.05)
                                                              =================================   ==================================



The accompanying notes are an integral part of the financial statements.

                                Alottafun!, Inc.

                 Statements of Changes in Stockholders' Deficit
                                   (Unaudited)




                                                                           Common Stock                    Preferred Stock
                                                               -------------------------------     --------------------------------
                                                                  Shares           $.01 Par            Shares          $.0001 Par
                                                                  Issued            Value              Issued             Value
                                                               -------------    --------------     ---------------    -------------
Balance, December 31, 1998                                        3,808,033   $        38,080                   -   $            -

Issuance of common stock for conversion of debentures             3,520,211            35,202                   -                -
Issuance of common stock for cash                                   666,782             6,668                   -                -
Issuance of common stock for services                                30,000               300                   -                -
Issuance of prefered stock to officers                                    -                 -           2,000,000              200
Net loss for the six months ended June 30, 1999                           -                 -                   -                -
                                                               =============    ==============     ===============    =============
Balance, June 30, 1999                                            8,025,026   $        80,250           2,000,000   $          200
                                                               =============    ==============     ===============    =============




The accompanying notes are an integral part of the financial statements.



       Additional
         Paid-in           Accumulated          Treasury
         Capital             Deficit             Stock              Total
     ---------------    -----------------    --------------     --------------
   $      2,875,905   $       (2,899,239)  $       (67,888)   $       (53,142)

            364,797                    -                 -            399,999
            355,333                    -                 -            362,001
             29,700                    -                 -             30,000
               (200)                   -                 -                  -
                  -             (776,376)                -           (776,376)
     ===============    =================    ==============     ==============
   $      3,625,535   $       (3,675,615)  $       (67,888)   $       (37,518)
     ===============    =================    ==============     ==============



                                              Alottafun!, Inc.

                                          Statements of Cash Flows


                                                                             Six Months Ended June 30,
                                                                     -----------------------------------------
                                                                            1999                 1998
                                                                     -----------------------------------------
                                                                         (Unaudited)         (Unaudited)
Operating activities
     Net loss                                                                 $ (776,376)          $ (120,516)
                                                                     -----------------------------------------
     Adjustments to reconcile net loss to net
      cash used by operating activities:
         Depreciation and amortization                                            32,804                    -
         Loss (gain) on marketable securities                                    173,877              (33,708)
         Common stock issued for services                                        110,000                    -
         Interest on conversion of convertible debentures                        191,745                  (58)
         (Increase) decrease in:
           Inventory                                                             (16,103)               5,370
           Other assets                                                            6,207                    -
           Deposits                                                                9,700              (19,250)
         Increase (decrease) in:
           Accounts payable                                                       68,006              (26,448)
           Accrued expenses                                                      (76,541)              (2,018)
                                                                     -----------------------------------------
     Total adjustments                                                           499,695              (76,112)
                                                                     -----------------------------------------
     Net cash used by operating activities                                      (276,681)            (196,628)
                                                                     -----------------------------------------
Investing activities
     Acquisition of equipment                                                    (87,339)                   -
     Proceeds from sale of marketable securities                               4,678,461              787,314
     Purchase of marketable securities                                        (5,508,317)            (802,591)
                                                                     -----------------------------------------
     Net cash provided (used) by investing activities                           (917,195)             (15,277)
                                                                     -----------------------------------------
Financing activities
     Proceeds from the collection of stock subscriptions                                              107,463
     Proceeds from issuance of note payable                                      445,015               54,506
     Proceeds from common stock and related paid-in capital                      682,000              130,405
     Purchase of treasury stock                                                        -               (6,755)
     Principal reductions of long-term debt                                     (360,489)            (106,578)
     Reduction in mandatorily redeemable equity instruments                            -               (1,000)
                                                                     -----------------------------------------
     Net cash provided by financing activities                                   766,526              178,041
                                                                     -----------------------------------------
Net increase in cash                                                            (427,350)             (33,864)
Cash at beginning of period                                                      411,114               39,022
                                                                     -----------------------------------------
Cash at end of period                                                          $ (16,236)             $ 5,158
                                                                     =========================================




The accompanying notes are an integral part of the financial statements.

                                ALLOTAFUN!, INC.
                          Notes to Financial Statements
                                   (Unaudited)

Note 1 - Basis of presentation

The accompanying unaudited financial statements, which are for interim periods, do not include all disclosures provided in the annual financial statements. These unaudited financial statements should be read in conjunction with the financial statements and the footnotes thereto contained in the Audited
Financial Statements for the year ended December 31, 1998 and 1997 of Alottafun!, Inc. (the "Company").

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (which are of a normal and recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

Note 2 - Per share calculations

Per share data was computed by dividing net loss by the weighted average number of shares outstanding during the six month period ended June 30, 1999. The weighted average shares outstanding for the six month period ended June 30, 1999 was 11,652,203 as compared to 2,309,494 for the six months ended June 30, 1998.

Note 3 - Equity Transactions

Please refer to Audited Financial Statements consisting of the Company's balance sheet as of December 31, 1998, and related statements of operations, changes in stockholders equity, and cash flows ended December 31, 1998, as audited by Pender, Newkirk & Company, Certified Public Accountant.

On June 4, 1999, we entered into an Investment Agreement with Swartz Private Equity, LLC.("Swartz"). The Investment Agreement entitles the Company to issue and sell common stock for up to an aggregate of $20 million from time to time during a three-year period through June 3, 2002. This is also referred to as a put right. In order to invoke a put right, the Company must file a registration statement with the Securities and Exchange Commission registering the resale of the common shares.

On each put the Company must indicate the number of shares of common stock or maximum dollar amount of common stock (not to exceed $2 million) that it will sell to Swartz. The number of common shares sold may not exceed 15% of the aggregate daily reported trading volume for twenty business days after the date of the put right. Swartz will pay the Company either the lesser of the market price minus $.10 or 91% of the market price.

 In partial consideration of the equity line commitment, the Company issued to Swartz or its designee warrants to purchase 450,000 shares of Common Stock. Each warrant is exercisable at $1.00625. In addition, following each purchase, the Company is obligated to issue to Swartz, a warrant to purchase shares of common stock equal to 15% of the common shares issued in each put. Each warrant is to be exercisable at a price equal to 110% of the market price.

Alottafun! has authority to issue up to 5,000,000 shares of Preferred Stock pursuant to action by our Board of Directors. In February 1999, Mr. Porter and Mr. Bezalel entered into a stockholders agreement with Alottafun! that granted them 1,000,000 shares each to Mr. Porter and Mr. Bezalel of Series A Voting Preferred Stock. These shares were issued for nominal consideration and were valued at $.0001 par value. We relied upon Section 4(2) for the issuance of these securities. Each share of the Series A Preferred Stock has the right to cast 25 votes per share on each and any matter on which the Common Stock is entitled to vote. Accordingly, Mr. Porter and Mr. Bezalel are able to control the affairs and operations of Alottafun! including, but not limited to, election of directors, sale of assets or other business opportunities. The Series A Preferred Stock has no dividend rights, redemption provisions, sinking fund provisions or preemptive rights. However, the Series A Preferred Stock holders have the right to convert each share of Series A Preferred Stock into ten (10) shares of our Common Stock based upon the following targets. Each one-half (1/2) share of Series A Preferred Stock is convertible into five (5) shares of Common Stock. For example, we currently have 2,000,000 Series A Preferred shares outstanding, which would convert to a total of 10,000,000 shares of common stock at such time as the Corporation generated $5,000,000 of annual revenues in any twelve month period. Each remaining one half (1/2) share of Series A Preferred Stock is convertible into an additional five (5) shares of Common Stock at such time as the Corporation generates $10,000,000 in annual revenues in any twelve month period.

                                ALLOTAFUN!, INC.
                    Notes to Financial Statements (continued)
                                   (Unaudited)



During 1998, we issued $400,000 of convertible debt together with warrants to purchase 400,000 shares at $0.001 per share. This debt allowed the holder to convert at the lower of $1.25 or 65% of the five-day average of the closing price of the common stock before the election to convert. All this debt was converted into common stock during the six-month period ended June 30, 1999. We have since January 1, 1999, issued 4,217,000 shares of common stock and raised $367,907 and converted debentures of $361,530. These funds were used to further develop our product line, the hiring of key personnel and for working capital purposes.

In January, 1999, we issued an aggregate of 90,000 shares of our restricted Common Stock to Couture & Company in connection with consulting services. We issued outside general corporate counsel approximately 20,000 shares for services prior to and in connection with the preparation of this Form 10-SB. We relied upon Section 4(2) for the issuance of these securities.